Exhibit 99.4

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME		3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)		01.838.723/0001-27

01.02 - HEAD OFFICE ADDRESS

1 - FULL ADDRESS (STREET, NUMBER AND COMPLEMENT)			2 - DISTRICT

Jorge Tzachel Street, 475			Fazenda

3 - ZIP CODE	4 - CITY		5 - STATE

88301-600	Itajaí		SC

6 - DDD (Long distance)	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX

55 47	3249-4533	3249-4207	3249-4222

11- DDD (Long distance)	12 - FAX	13 - FAX	14 - FAX

55 47	3249-4462	3249-4221	3249-4211

15 - E-MAIL

acao@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1 - NAME

Leopoldo Viriato Saboya

2 - FULL ADDRESS (Place, Number and Complement)			3 - DISTRICT

Av. Escola Politécnica, 760, 2nd floor			Jaguaré

4 - ZIP CODE	5 - CITY		6 - STATE

05350-901	São Paulo		SP

7 - DDD (long distance)	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX

55 11	3718-5301	3718-5306	3718-5465

12 - DDD (long distance)	13 - FAX	14 - FAX	15 - FAX

55 11	3718-5301	3718-5306	—

16 - E-MAIL

acao@perdigao.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGIN	2 — END	3 - QUARTER	4 - BEGIN	5 - END	6 - QUARTER	7 - BEGIN	8 - END
01/01/2009	12/31/2009	2	07/01/2009	09/30/2009	1	04/01/2009	06/30/2009

9 - AUDITING COMPANY KPMG Auditores Independentes	10 - CVM CODE 00418-9

11 - TECHNICAL IN CHARGE José Luiz Ribeiro de Carvalho	12 - TECHNICAL IN CHARGE TAXPAYERS’ REGISTER 007.769.948-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

01.05 - CAPITAL BREAKDOWN

Number of Shares (units)	1 — CURRENT QUARTER 09/30/2009	2 — PREVIOUS QUARTER 06/30/2009	3 — SAME QUARTER PREVIOUS YEAR 09/30/2008
Capital
1 — COMMON	436,236,623	206,958,103	206,958,103
2 - PREFERRED	0	0	0
3 — TOTAL	436,236,623	206,958,103	206,958,103
In Treasury
4 - COMMON	2,421,696	430,485	430,485
5 - PREFERRED	0	0	0
6 — TOTAL	2,421,696	430,485	430,485

01.06 — COMPANY PROFILE

1 - TYPE OF COMPANY

Commercial, Industrial and Others

2 — SITUATION

Operational

3 - NATURE OF SHARE CONTROL

National Private

4 - CODE OF ACTIVITY

1220 — Food

5 - MAIN ACTIVITY

Operational holding

6 - CONSOLIDATED TYPE

Total

7 — TYPE OF AUDITOR’S REPORT

Unqualified

01.07- COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 — NAME

01.08 — DECLARED AND/OR PAID DIVIDENDS DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL DATE	4 - DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

01.09 — CAPITAL STOCK AND CHANGES IN THE CURRENT PERIOD

1 — ITEM	2 — DATE OF CHANGE	3 — CAPITAL STOCK (thousand Reais)	4 — AMOUNT (thousand Reais)	5 — SOURCE OF CHANGE	7 — QUANTITY OF ISSUED SHARES (Units)	8 — PRICE OF SHARE IN THE ISSUANCE (Reais)
01	07/08/2009	4,927,934	1,482,890	Issue (for shares Sadia)	37,637,557	39.4000000000

02	07/27/2009	9,527,934	4,600,000	Public subscription	115,000,000	40.0000000000

03	08/18/2009	11,863,418	2,335,484	Issue (for shares Sadia)	59,390,963	39.3200000000

04	08/20/2009	12,553,418	690,000	Public subscription	17,250,000	40.0000000000

01.10 — INVESTOR RELATIONS DIRECTOR

1 — DATE	2 — SIGNATURE

11/12/2009

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

02.01- BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - Code	2 — Description	3- 09/30/2009	4- 06/30/2009
1	Total Assets	19,000,935	10,387,780
1.01	Current Assets	6,233,392	4,116,251
1.01.01	Cash, Banks and Investments	2,658,677	588,552
1.01.01.01	Cash and Cash Equivalents	61,040	69,735
1.01.01.02	Short-term Investments	2,597,637	518,817
1.01.02	Credits	1,456,393	1,360,880
1.01.02.01	Trade Accounts Receivable	1,456,393	1,360,880
1.01.02.02	Other Credits	0	0
1.01.03	Inventories	1,441,256	1,299,037
1.01.04	Others	677,066	867,782
1.01.04.01	Dividends and Interest on Shareholders’ Equity	5	5
1.01.04.02	Recoverable Taxes	353,110	497,791
1.01.04.03	Deferred Taxes	88,531	73,325
1.01.04.04	Notes Receivable	45,599	50,514
1.01.04.05	Others	135,193	191,405
1.01.04.06	Prepaid Expenses	54,628	54,742
1.02	Noncurrent Assets	12,767,543	6,271,529
1.02.01	Noncurrent Assets	663,585	484,226
1.02.01.01	Credits	10,460	10,341
1.02.01.01.01	Trade Accounts Receivable	10,460	10,341
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	653,125	473,885
1.02.01.03.01	Long-term Cash Investments	0	0
1.02.01.03.02	Recoverable Taxes	326,662	132,569
1.02.01.03.03	Deferred Taxes	156,774	208,381
1.02.01.03.04	Notes Receivable	97,597	77,838
1.02.01.03.05	Legal Deposits	46,326	24,741
1.02.01.03.06	Property for Sale	1,794	5,598
1.02.01.03.07	Other Receivables	23,071	23,722
1.02.01.03.08	Prepaid Expenses	901	1,036
1.02.02	Permanent Assets	12,103,958	5,787,303
1.02.02.01	Investments	7,523,069	1,233,513
1.02.02.01.01	Equity in Affiliates	20,577	247,942

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1.02.02.01.02	Equity in Affiliates — Goodwill	0	0
1.02.02.01.03	Equity in Subsidiaries	4,065,999	984,551

1 - Code	2 — Description	3— 09/30/2009	4— 06/30/2009
1.02.02.01.04	Equity in Subsidiaries — Goodwill	3,435,473	0
1.02.02.01.05	Other Investments	1,020	1,020
1.02.02.02	Fixed Assets	2,918,077	2,882,411
1.02.02.03	Intangible	1,520,488	1,520,488
1.02.02.04	Deferred	142,324	150,891

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

02.02- BALANCE SHEET - LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 — Description	3- 09/30/2009	4- 06/30/2009
2	Total Liabilities	19,000,935	10,387,780
2.01	Current Liabilities	2,784,730	3,036,917
2.01.01	Short-term Debt	1,140,963	1,669,787
2.01.02	Debentures	4,178	4,178
2.01.03	Trade Accounts Payable	896,084	949,323
2.01.04	Taxes, Charges and Contribution	87,162	85,299
2.01.04.01	Tax Obligations	57,031	54,186
2.01.04.02	Social Contributions	30,131	31,113
2.01.05	Dividends Payable	31	31
2.01.06	Provisions	155,907	123,996
2.01.06.01	Provisions for Vacations & 13th Salary	155,907	123,996
2.01.07	Debts with Associates	514	2,151
2.01.08	Others	499,891	202,152
2.01.08.01	Payroll	35,110	42,396
2.01.08.02	Interest on Company Capital	371	372
2.01.08.03	Management/Employees’ profit Sharing	0	0
2.01.08.04	Deferred Taxes	824	8,614
2.01.08.05	Other Obligations	463,586	150,770
2.02	Long-term Liabilities	2,970,959	3,332,342
2.02.01	Long-term Liabilities	2,970,959	3,332,342
2.02.01.01	Long-term Debt	1,998,583	3,113,092
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	185,025	159,989
2.02.01.03.01	Provision for Contingencies	185,025	159,989
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	787,351	59,261
2.02.01.06.01	Taxes and social obligation	6,386	9,820
2.02.01.06.02	Deferred Taxes	9,910	44,039
2.02.01.06.03	Others	771,055	5,402
2.03	Deferred Income	0	0
2.05	Shareholders’ Equity	13,245,246	4,018,521
2.05.01	Paid-in Capital	12,465,193	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserves	0	0
2.05.03.01	Owned Assets	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	730,712	730,712

1 - Code	2 — Description	3- 09/30/2009	4- 06/30/2009
2.05.04.01	Legal	66,201	66,201
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	664,511	664,511
2.05.04.07.01	Expansion Reserves	505,070	505,070
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(815)	(815)
2.05.05	Equity Valuation Adjustments	(44,890)	(39,816)
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Retained Adjustments of Conversion	(4,352)	(3,681)
2.05.05.03	Business Combination Adjustments	(40,538)	(36,135)
2.05.06	Accumulated Earnings/ Losses	94,231	(117,418)
2.05.07	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.01	Gross Sales	2,898,540	7,273,476	707,228	1,208,365
3.01.01	Domestic Market	1,981,561	4,896,460	454,101	795,875
3.01.02	Exports	916,979	2,377,016	253,127	412,490
3.02	Sales Deductions	(418,389)	(1,031,561)	(77,995)	(136,664)
3.03	Net Sales	2,480,151	6,241,915	629,233	1,071,701
3.04	Cost of Sales	(2,099,886)	(5,220,690)	(542,879)	(915,385)
3.05	Gross Profit	380,265	1,021,225	86,354	156,316
3.06	Operating Income/Expenses	(178,462)	(916,942)	(165,649)	(126,829)
3.06.01	Selling Expenses	(393,587)	(1,014,777)	(73,935)	(124,669)
3.06.02	General and Administrative	(32,228)	(92,482)	(14,016)	(19,954)
3.06.02.01	Administrative	(28,055)	(81,790)	(12,776)	(16,148)
3.06.02.02	Management Compensation	(4,173)	(10,692)	(1,240)	(3,806)
3.06.03	Financial	75,519	309,189	(131,085)	(87,836)
3.06.03.01	Financial Income	40,315	(66,558)	54,321	120,999
3.06.03.02	Financial Expenses	35,204	375,747	(185,406)	(208,835)
3.06.04	Other Operating Income	49,089	168,020	3,100	3,950
3.06.05	Other Operating Expenses	(59,861)	(211,076)	(35,420)	(57,360)
3.06.06	Equity Pick-up	182,656	(75,816)	85,707	159,040
3.07	Operating Income	201,803	104,283	(79,295)	29,487
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	201,803	104,283	(79,295)	29,487
3.10	Provision for Income Tax And Social Contribution	1,402	(16,830)	4,244	(14,500)
3.11	Deferred Income Tax	8,444	6,778	48,911	81,060
3.12	Statutory Participations / Contributions	0	0	(1,844)	(1,844)
3.12.01	Profit Sharing	0	0	(1,844)	(1,844)
3.12.02	Contribution	0	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0	0
3.15	Net Income (Loss) In Fiscal Year	211,649	94,231	(27,984)	94,203
	Number of Shares (Ex-treasury)	433,814,927	433,814,927	206,527,618	206,527,618
	Earnings Per Share	0.48788	0.21721		0.45613
	Loss Per Share			(0.13550)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

04.01 - STATEMENT OF CASH FLOWS INDIRECT METHOD (in thousands of Brazilian Reais)

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 09/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.01	Net Cash Provided by Operating Activities	789,129	706,770	18,808	249,894
4.01.01	Net Income for the Year	211,649	94,231	(27,984)	94,203
4.01.02	Changes in Operating Assets and Liabilities	790,756	960,236	(12,558)	100,370
4.01.02.01	Trade Accounts Receivable	(85,315)	500,990	(327)	(44,664)
4.01.02.02	Inventories	(135,841)	(54,666)	28,791	43,471
4.01.02.03	Trade Accounts Payable	(50,183)	(113,244)	(9,149)	3,853
4.01.02.04	Contingencies	(6,313)	(14,707)	(4,367)	(5,423)
4.01.02.05	Payroll and Related Charges Payable	1,068,408	641,863	(27,506)	103,133
4.01.03	Others	(213,276)	(347,697)	59,350	55,321
4.01.03.01	Minority Shareholders	0	0	0	0
4.01.03.02	Depreciation, Amortization and Depletion	114,462	277,893	16,359	27,532
4.01.03.03	Amortization of Goodwill	0	0	34,071	56,623
4.01.03.04	Gain on Permanent Asset Disposals	(14,148)	51,936	7,113	107,976
4.01.03.05	Deferred Income Tax	(4,868)	(6,270)	(48,911)	(69,756)
4.01.03.06	Provision / Reversal for Contingencies	28,022	11,781	3,914	4,212
4.01.03.07	Other Provisions	(9,549)	40,033	(23,321)	(27,485)
4.01.03.08	Exchange Variations and Interest	(144,539)	(798,886)	155,807	111,711
4.01.03.09	Summer Plan Effects	0	0	0	0
4.01.03.10	Equity Pick-up	(182,656)	75,816	(85,682)	(155,492)
4.02	Net Cash (Used in) Provided by Investing Activities	(4,442,514)	(4,767,582)	372	(833,619)
4.02.01	Cash Investments	(4,554,680)	(5,296,577)	(161,778)	(356,537)
4.02.02	Redemption of Cash Investments	2,531,668	3,185,302	269,560	956,335

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 09/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.02.03	Additions to Property, Plant and Equipment	(114,934)	(362,289)	(17,385)	(27,280)
4.02.04	Acquisitions / Formation Period of Breeding Stock	(45,769)	(113,843)	(11,835)	(19,967)
4.02.05	Disposal of Fixed Assets	35,553	44,689	0	0
4.02.06	Business Acquisition, Net	0	0	0	(748,142)
4.02.07	Additions to Deferred Charges	0	0	0	0
4.02.08	Other Investments, Net	(34,352)	(34,352)	(446,266)	(646,031)
4.02.09	Advance for Future Capital Increase	(2,260,000)	(2,265,736)	368,076	0
4.02.10	Interest on Shareholders’ Equity Received	0	0	0	8,003
4.02.11	Goodwill on Acquisition of Companies	0	0	0	0
4.02.12	Cash of Merged Company	0	75,224	0	0
4.03	Net Cash (Used in) Provided by Financing Activities	3,648,232	4,101,099	(93,629)	(37,848)
4.03.01	Debt Issuance	629,046	2,140,441	80,188	288,019
4.03.02	Repayment of Debt (Principal and Interest)	(2,182,590)	(3,216,335)	(122,185)	(168,609)
4.03.03	Capital Increase	5,201,776	5,201,776	0	33,489
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	0	(24,783)	(51,362)	(190,747)
4.03.05	Capital Distribution to Minority Shareholders	0	0	0	0
4.04	Exchange Variation on Cash and Cash Equivalents	(3,542)	(8,835)	0	0
4.05	Net (Decrease) Increase in Cash	(8,695)	31,452	(74,449)	(621,573)
4.05.01	At the Beginning of the Year	69,735	29,588	99,420	646,544
4.05.02	At the End of the Year	61,040	61,040	24,971	24,971

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 07/01/2009 TO 09/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(117,418)	(39,816)	4,018,521
5.02	Adjustments in Past Fiscal Years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(117,418)	(39,816)	4,018,521
5.04	Profit/Loss In Fiscal Year	0	0	0	0	211,649	0	211,649
5.05	Allocation of income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(5,074)	(5,074)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(3,813)	(3,813)
5.07.03	Business Combination Adjustments	0	0	0	0	0	(1,261)	(1,261)
5.08	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,020,150
5.08.01	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,020,150
5.09	Treasury Shares	0	0	0	0	0	0	0
5.10	Other Transactions of Capital	0	0	0	0	0	0	0
5.11	Others	0	0	0	0	0	0	0
5.12	Final Balance	12,465,193	0	0	730,712	94,231	(44,890)	13,245,246

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2009 TO 09/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.02	Adjustments in past fiscal years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	0	(38,129)	4,137,626
5.04	Profit/Loss in Fiscal Year	0	0	0	0	94,231	0	94,231
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(6,761)	(6,761)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(7,494)	(7,494)
5.07.03	Business Combination Adjustments	0	0	0	0	0	733	733
5.08	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,020,150
5.08.01	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,020,150
5.09	Treasury Shares	0	0	0	0	0	0	0
5.10	Other Transactions of Capital	0	0	0	0	0	0	0
5.11	Others	0	0	0	0	0	0	0
5.12	Final Balance	12,465,193	0	0	730,712	94,231	(44,890)	13,245,246

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009			CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

08.01- BALANCE SHEET — CONSOLIDATED ASSETS (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 09/30/2009	4- 06/30/2009
1	Total Assets	25,518,198	10,407,220
1.01	Current Assets	11,048,468	5,138,908
1.01.01	Cash, Banks and Investments	4,124,725	1,432,715
1.01.01.01	Cash and Cash Equivalents	1,303,955	819,841
1.01.01.02	Short term Investments	2,820,770	612,874
1.01.02	Credits	2,122,087	1,144,056
1.01.02.01	Trade Accounts Receivable	2,122,087	1,144,056
1.01.02.02	Other credits	0	0
1.01.03	Inventories	3,379,894	1,531,254
1.01.04	Others	1,421,762	1,030,883
1.01.04.01	Recoverable Taxes	854,232	611,836
1.01.04.02	Deferred Taxes	166,725	79,715
1.01.04.03	Notes Receivable	45,301	50,219
1.01.04.04	Others	245,746	210,719
1.01.04.05	Prepaid Expenses	109,758	78,394
1.02	Noncurrent Assets	14,469,730	5,268,312
1.02.01	Noncurrent Assets	2,190,705	565,787
1.02.01.01	Credits	13,275	11,019
1.02.01.01.01	Trade Accounts Receivable	13,275	11,019
1.02.01.02	Credits with Associates	0	0
1.02.01.02.01	With Affiliates	0	0
1.02.01.02.02	With Subsidiaries	0	0
1.02.01.02.03	With Other Associates	0	0
1.02.01.03	Others	2,177,430	554,768
1.02.01.03.01	Long-term Cash Investments	341,252	0
1.02.01.03.02	Taxes Receivable	566,464	165,130
1.02.01.03.03	Deferred Taxes	842,733	249,678
1.02.01.03.04	Notes Receivable	97,597	77,838
1.02.01.03.05	Legal Deposits	84,506	26,463
1.02.01.03.06	Property for Sale	46,793	5,598
1.02.01.03.07	Others	196,989	28,819
1.02.01.03.08	Prepaid Expenses	1,096	1,242
1.02.02	Permanent Assets	12,279,025	4,702,525
1.02.02.01	Investments	3,457,503	1,028
1.02.02.01.01	Equity in Affiliates	20,777	0
1.02.02.01.02	Equity in Subsidiaries	3,435,473	0
1.02.02.01.03	Other Investments	1,253	1,028
1.02.02.02	Fixed Assets	6,988,907	3,004,861
1.02.02.03	Intangible	1,617,074	1,542,471
1.02.02.04	Deferred Charges	215,541	154,165

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009			CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

08.02- BALANCE SHEET — CONSOLIDATED LIABILITIES (in thousands of Brazilian Reais)

1 - Code	2 - Description	3- 09/30/2009	4- 06/30/2009
2	Total Liabilities	25,518,198	10,407,220
2.01	Current Liabilities	5,568,896	2,989,317
2.01.01	Short-term Debt	2,881,150	1,562,959
2.01.02	Debentures	4,178	4,178
2.01.03	Suppliers	1,794,192	1,062,923
2.01.04	Taxes and Contribution	165,590	103,016
2.01.04.01	Tax Obligations	133,920	69,832
2.01.04.02	Social Contributions	31,670	33,184
2.01.05	Dividends Payable	856	31
2.01.06	Provisions	378,138	128,605
2.01.06.01	Provisions for Vacations & 13th Salaries	341,327	128,605
2.01.06.02	Employee participation in the outcome	36,811	0
2.01.07	Debts with Associates	0	0
2.01.08	Others	344,792	127,605
2.01.08.01	Payroll	69,794	43,656
2.01.08.02	Interest Over Company Capital	371	372
2.01.08.03	Management/Employees’ Profit Sharing	0	0
2.01.08.04	Deferred Taxes	11,240	8,614
2.01.08.05	Other Obligations	263,387	74,963
2.02	Noncurrent Liabilities	6,773,111	3,404,587
2.02.01	Noncurrent Liabilities	6,773,111	3,404,587
2.02.01.01	Long-term Debt	6,123,768	3,145,391
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	255,311	162,489
2.02.01.03.01	Provisions for Contingencies	255,311	162,489
2.02.01.04	Debts with Associates	0	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	394,032	96,707
2.02.01.06.01	Taxes and Social Obligations	7,410	10,958
2.02.01.06.02	Deferred Taxes	102,412	64,026
2.02.01.06.03	Other Liabilities	284,210	21,723
2.03	Deferred Income	0	0
2.04	Minority Interest	4,486	1,044
2.05	Shareholders’ Equity	13,171,705	4,012,272
2.05.01	Paid-in Capital	12,465,193	3,445,043
2.05.02	Capital Reserves	0	0
2.05.03	Revaluation Reserve	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1 - Code	2 - Description	3- 09/30/2009	4- 06/30/2009
2.05.03.01	Owned Assets	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0
2.05.04	Profit Reserves	657,171	724,463
2.05.04.01	Legal	66,201	66,201
2.05.04.02	Statutory	0	0
2.05.04.03	For Contingencies	0	0
2.05.04.04	Profits Realizable	0	0
2.05.04.05	Retained Earnings	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0
2.05.04.07	Other Profit Reserves	590,970	658,262
2.05.04.07.01	Expansion Reserves	505,070	505,070
2.05.04.07.02	Increase Capital Reserves	160,256	160,256
2.05.04.07.03	Treasury Shares	(67,819)	(815)
2.05.04.07.04	Unrealized Profit	(6,537)	(6,249)
2.05.05	Equity Valuation Adjustments	(44,890)	(39,816)
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Retained Adjustments of Conversion	(4,352)	(3,681)
2.05.05.03	Business Combination Adjustments	(40,538)	(36,135)
2.05.06	Accumulated Earnings/ Losses	94,231	(117,418)
2.05.07	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009				CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE		2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2		BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

09.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.01	Gross Sales	6,166,593	12,326,151	3,487,462	9,585,187
3.01.01	Domestic Market	3,850,208	7,654,796	2,090,576	5,825,733
3.01.02	Exports	2,316,385	4,671,355	1,396,886	3,759,454
3.02	Sales Deductions	(873,017)	(1,726,545)	(447,345)	(1,250,563)
3.03	Net Sales	5,293,576	10,599,606	3,040,117	8,334,624
3.04	Cost of Sales	(4,191,358)	(8,369,523)	(2,353,934)	(6,487,429)
3.05	Gross Profit	1,102,218	2,230,083	686,183	1,847,195
3.06	Operating Income/Expenses	(863,747)	(1,942,153)	(814,606)	(1,819,387)
3.06.01	Selling Expenses	(981,589)	(2,013,973)	(473,683)	(1,328,350)
3.06.02	General and Administrative	(62,303)	(142,004)	(41,143)	(121,815)
3.06.02.01	Administrative	(54,476)	(124,799)	(37,651)	(110,050)
3.06.02.02	Management Fees	(7,827)	(17,205)	(3,492)	(11,765)
3.06.03	Financial	222,739	289,987	(243,991)	(246,486)
3.06.03.01	Financial Income	(23,682)	(178,582)	213,538	330,985
3.06.03.02	Financial Expenses	246,421	468,569	(457,529)	(577,471)
3.06.04	Other Operating Income	48,757	184,414	10,153	32,663
3.06.05	Other Operating Expenses	(93,047)	(262,273)	(65,942)	(155,399)
3.06.06	Equity Pick-up	1,696	1,696	0	0
3.07	Operating Income	238,471	287,930	(128,423)	27,808
3.08	Non-operating Income	0	0	0	0
3.08.01	Income	0	0	0	0

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009				CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE		2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2		BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
3.08.02	Expenses	0	0	0	0
3.09	Income Before Tax And Profit Sharing	238,471	287,930	(128,423)	27,808
3.10	Current Income Tax and Social Contribution	(39,447)	(60,371)	6,222	(43,322)
3.11	Deferred Income Tax and Social Contribution	14,403	(110,548)	79,213	107,262
3.12	Statutory Participations / Contributions	(7,086)	(7,086)	(9,307)	(16,921)
3.12.01	Profit Sharing	(7,086)	(7,086)	(9,307)	(16,921)
3.12.02	Contributions	0	0	0	0
3.13	Reversion of Interest over Company Capital	0	0	0	0
3.14	Minority Interest	5,020	4,777	(75)	(313)
3.15	Net Income (Loss) in Fiscal Year	211,361	114,702	(52,370)	74,514
	Number of Shares (Ex-treasury)	433,814,927	433,814,927	206.527.618	206.527.618
	Earnings per Share	0.48721	0.26440		0.36079
	Loss per Share			(0.25357)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009				CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE		2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2		BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of Brazilian Reais)

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.01	Net Cash Provided by (Used in) Operating Activities	(386,702)	(310,502)	311,232	28,697
4.01.01	Net Income for the Year	211,361	114,702	(52,370)	74,514
4.01.02	Changes in Operating Assets and Liabilities	(584,291)	(396,047)	(143,960)	(774,938)
4.01.02.01	Trade Accounts Receivable	(349,537)	(130,267)	(123,870)	(289,860)
4.01.02.02	Inventories	(183,960)	(11,795)	(97,952)	(372,132)
4.01.02.03	Trade Accounts Payable	(151,403)	(167,746)	151,888	190,866
4.01.02.04	Contingencies	(6,472)	(15,134)	(6,327)	(18,959)
4.01.02.05	Payroll and Related Charges Payable	107,081	(71,105)	(67,699)	(284,853)
4.01.03	Others	(13,772)	(29,157)	507,562	729,121
4.01.03.01	Minority Shareholders	(38,195)	(37,952)	89	313
4.01.03.02	Depreciation, Amortization and Depletion	259,835	495,308	103,916	299,061
4.01.03.03	Amortization of Goodwill	0	0	49,584	101,950
4.01.03.04	Gain on Permanent Asset Disposals	(13,320)	36,824	20,992	55,754
4.01.03.05	Deferred Income Tax	(2,262)	120,698	(79,213)	(99,674)
4.01.03.06	Provision/Reversal for Contingencies	36,255	13,279	2,535	2,473
4.01.03.07	Other Provisions	(5,945)	(6,886)	(18,217)	(9,159)
4.01.03.08	Exchange Variations and Interest	(248,444)	(648,732)	427,786	378,403
4.01.03.09	Equity Pick-up	(1,696)	(1,696)	0	0
4.02	Net Cash (Used in) Investing Activities	(1,014,263)	(1,237,708)	(394,551)	(1,207,606)
4.02.01	Cash Investments	(5,795,742)	(6,859,855)	(617,129)	(1,575,057)
4.02.02	Redemption of Cash Investments	4,523,535	5,729,882	489,998	1,878,479
4.02.03	Additions to Property, Plant and Equipment	(153,100)	(449,448)	(193,262)	(512,199)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009				CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE		2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2		BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1-Code	2-Description	3- 07/01/2009 to 09/30/2009	4- 01/01/2009 to 09/30/2009	5- 07/01/2008 to 09/30/2008	6- 01/01/2008 to 09/30/2008
4.02.04	Acquisitions/Formation Period of breeding Stock	(86,996)	(180,996)	(54,945)	(157,893)
4.02.05	Disposal of Fixed Assets	36,595	61,264	927	9,028
4.02.06	Business Acquisition, Net	511,285	511,285	(217)	(795,697)
4.02.07	Additions to Deferred Charges	0	0	(19,923)	(54,267)
4.02.08	Other Investments, Net	(49,840)	(49,840)	0	0
4.03	Net Cash (Used in) Provided by Financing Activities	1,932,821	1,754,990	(1,446)	560,708
4.03.01	Debt Issuance	1,096,872	2,239,051	539,797	2,122,851
4.03.02	Repayment of Debt (Principal and Interest)	(4,365,822)	(5,661,049)	(489,611)	(1,481,300)
4.03.03	Capital Increase	5,201,776	5,201,776	0	33,489
4.03.04	Dividends and Interest on Shareholders’ Equity Paid	(5)	(24,788)	(51,632)	(114,332)
4.04	Exchange Variation on Cash and Cash Equivalents	(47,742)	(136,280)	61,928	40,954
4.05	Net (Decrease) Increase in Cash	484,114	70,500	(22,837)	(577,247)
4.05.01	At the Beginning of the Year	819,841	1,233,455	553,618	1,108,028
4.05.02	At the End of the Year	1,303,955	1,303,955	530,781	530,781

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

11.01 - CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 07/01/2009 TO 09/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(123,667)	(39,816)	4,012,272
5.02	Adjustments in Past Fiscal Years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(123,667)	(39,816)	4,012,272
5.04	Profit/Loss In Fiscal Year	0	0	0	0	211,361	0	211,361
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(5,074)	(5,074)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(3,813)	(3,813)
5.07.03	Business Combination Adjustments	0	0	0	0	0	(1,261)	(1,261)
5.08	Increase in Capital Stock	9.020,150	0	0	0	0	0	9,020,150
5.08.01	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,020,150
5.09	Treasury Shares	0	0	0	(67,004)	0	0	(67,004)
5.10	Other Transactions of Capital	0	0	0	0	0	0	0
5.11	Others	0	0	0	0	0	0	0
5.12	Final Balance	12,465,193	0	0	663,708	87,694	(44,890)	13,171,705

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

11.02 - CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2009 TO 06/30/2009 (in thousands of Brazilian Reais)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Profit Reserves	7- Accumulated Earnings/Losses	8- Equity Valuation Adjustments	9- Total
5.01	Initial Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.02	Adjustments in Past Fiscal Years	0	0	0	0	0	0	0
5.03	Adjustments Balance	3,445,043	0	0	730,712	(27,008)	(38,129)	4,110,618
5.04	Profit/Loss in Fiscal Year	0	0	0	0	114,702	0	114,702
5.05	Allocation of Income	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest over Company Capital	0	0	0	0	0	0	0
5.05.03	Others Destinations	0	0	0	0	0	0	0
5.06	Realization of Earnings Reserve	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(6,761)	(6,761)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Retained Adjustments of Conversion	0	0	0	0	0	(7,494)	(7,494)
5.07.03	Business Combination Adjustments	0	0	0	0	0	733	733
5.08	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,020,150
5.08.01	Increase in Capital Stock	9,020,150	0	0	0	0	0	9,050,150
5.09	Treasury Shares	0	0	0	(67,004)	0	0	(67,004)
5.10	Other Transactions of Capital	0	0	0	0	0	0	0
5.11	Others	0	0	0	0	0	0	0
5.12	Final Balance	12,465,193	0	0	663,708	87,694	(44,890)	13,171,705

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

1.              THE COMPANY AND ITS PRINCIPAL OPERATIONS

Founded in 1934, in the State of Santa Catarina, BRF — Brasil Foods S.A. (“BRF”), formerly known as Perdidão S/A., and its subsidiaries (“collectively Company”) is one of Brazil’s largest companies in the food industry. With a focus on raising, producing and slaughtering of poultry, pork and beef, processing and/or sale of in nature meat, processed products, milk and dairy products, pasta, frozen vegetables and soybean derivatives, among which the following are highlighted:

•                  Frozen whole chicken and chicken, turkey, pork and frozen beef;

•                  Ham products, sausages, bologna, frankfurters and other smoked products;

•                  Hamburgers, breaded meat products, kibes and meatballs;

•                  Lasagnas, pizzas, vegetables, cheese breads, pies and frozen pastries;

•                  Milk, dairy products and desserts;

•                  Juices, soy milk and soy juices;

•                  Margarine; and

•                  Soy meal and refined soy flour, as well as animal feed

Currently, the Company operates 41 meat processing plants, 16 milk, dairy products and desserts processing plants, 2 margarine processing plant and 1 soybean processing plant, all of them located near to their raw material suppliers or to the main consumer centers. In the foreign market the Company has subsidiaries in the United Kingdom, Italy, Austria, Hungary, Japan, The Netherlands, Russia, Singapore and United Arab Emirates and one cheese processing plant in Argentina.

The subsidiary Plusfood Groep B.V. operates 3 meat processing plants, located in the United Kingdom, The Netherlands and Romania.

The subsidiary Sadia S.A. (“Sadia”), see note 16, has a structure for the commercialization of its products abroad that includes: Sadia GmbH, a holding that controls Wellax Food Logistics C.P.A.S.U. Lda, responsible for the greatest part of the exports.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

a)         Interest in subsidiaries:

	Equity (%)
	09.30.09	06.30.09

PSA Laboratório Veterinário Ltda	10.00%	10.00%
Sino dos Alpes Alimentos Ltda	99.99%	99.99%
PDF Participações Ltda	1.00%	1.00%
Sino dos Alpes Alimentos Ltda	0.01%	0.01%
Avipal S.A. Alimentos	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	10.00%	10.00%
Avipal Nordeste S.A.	100.00%	100.00%
Avipal S.A. Construtura e Incorporadora (e)	100.00%	100.00%
Avipal Centro-oeste S.A. (e)	100.00%	100.00%
Estab. Levino Zaccardi y Cia. S.A.	90.00%	90.00%
UP Alimentos Ltda	50.00%	50.00%
Perdigão Trading S.A. (e)	100.00%	100.00%
PSA Laboratório Veterinário Ltda	90.00%	90.00%
PDF Participações Ltda	99.00%	99.00%
Perdigão Export Ltd. (e)	100.00%	100.00%
Crossban Holdings GmbH	100.00%	100.00%
Perdigão Europe Ltd	100.00%	100.00%
Perdigão International Ltd	100.00%	100.00%
BFF International Ltd (e)	100.00%	100.00%
Highline International (e)	100.00%	100.00%
Perdigão UK Ltd	100.00%	100.00%
Perdigão France SARL	100.00%	100.00%
Perdigão Holland B.V.	100.00%	100.00%
Plusfood Group B.V.	100.00%	100.00%
Plusfood B.V.	100.00%	100.00%
Plusfood Constanta SRL	100.00%	100.00%
Plusfood Finance UK Ltd	100.00%	100.00%
Fribo Foods Ltd	100.00%	100.00%
Plusfood France SARL
Plusfood Iberia SL	100.00%	100.00%
Plusfood Italy SRL	67.00%	67.00%
Perdigão Nihon K.K.	100.00%	100.00%
Perdigão Ásia PTE Ltd	100.00%	100.00%
Perdigão Hungary	100.00%	100.00%
Plusfood UK Ltd	100.00%	100.00%
Acheron Beteiligung-sverwaltung GmbH (a)	100.00%	100.00%
Xamol Consul. Serv. Ltda (e)	100.00%	100.00%
HFF Participações S.A.	100.00%	—
Sadia S.A.	33.15%	—
Sadia S.A.	66.85%	—
Sadia International Ltd.	100.00%	—
Sadia Uruguay S.A.	100.00%	—
Sadia Chile S.A.	60.00%	—
Sadia Alimentos S.A.	95.00%	—
Concórdia Foods Ltd.	100.00%	—
Sadia U. K. Ltd.	100.00%	—
Big Foods Ind. de Produtos Alimentícios Ltda.	100.00%	—
Rezende Marketing e Comunicações Ltda.	99.91%	—
Sadia Overseas Ltd.	100.00%	—

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Sadia GmbH	100.00%	—
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	—
Sadia Foods G.m.b.H.	100.00%	—
Qualy B. V. (a)	100.00%	—
Sadia Panamá S.A. (b)	—	—
Sadia Japan Ltd.	100.00%	—
Badi Ltd. (c)	80.00%	—
Investeast Ltd. (d)	—	—
Concórdia Ltd.	100.00%	—
Baumhardt Comércio e Participações Ltda.	73.94%	—
Excelsior Alimentos S.A.	25.10%	—
Excelsior Alimentos S.A.	46.01%	—
K&S Alimentos S.A.	49.00%	—
Sadia Industrial Ltda.	100.00%	—
Rezende Marketing e Comunicações Ltda.	0.09%	—

(a)

The sub-holding Acheron Beteiligung GMBH has 100 direct subsidiaries in Madeira Island, Portugal, approximately interest amount is R$2,798, and the subsidiary Qualy B.V. has 48 subsidiaries in The Netherlands whose the objectives are to operate in the European market thet is ruled by importation quotas for poultry and turkey meat and increase the Company’s market participation.

(b)	Closed in September 2009.

(c)	20% divestiture in September 2009.

(d)	Divestiture in August 2009.

(e)	Dormant companies.

The Company has an advanced distribution system, with 51 distribution centers reaching supermarkets, retail and wholesale markets, food service and other institutional clients in the domestic market and exports to more than 110 countries.

The name BRF deploys and adds value and reliability to the trademarks Perdigão, Perdix, Chester®, Borella, Batavo, Elegê, Cotochés, Halal, Sulina, Toque de Sabor, Doriana, Claybon, Delicata, Escolha Saudável, Pense Light, Bio Fibras, Naturis, Ouro, Confidence, Fazenda, Confiança, Unef, Alnoor, Nabrasa besides licensed trademark such as Turma da Mônica. The subsidiary Sadia holds the following trade-marks: Sadia, Rezende, Miss Daisy, Texas, Speciale Sadia, Sadilar, Deline, Nuggets, Tekitos, Hot Pocket, Wilson, Hilal, Corcovado, Qualy, Sahtein, Henriquetta, Buen Sabor, Det Sadia and Fiesta.  The subsidiary Sadia still trades under Excelsior trade mark, which belongs to Excelsior Alimentos S.A., through an agreement which will expire on September 1, 2013.

In April 2006, the Company was listed to the “New Market” of Corporate Governance and, currently, its shares are traded on the São Paulo Stock

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Exchange (Bovespa) – under the ticker symbol PRGA3 – and on the New York Securities Exchange (NYSE) traded through Level III American Depositary Receipts (ADRs).

b)                  Business Combination - Sadia

On July 8, 2009, BRF’ shareholders approved an increase in the Company’s capital share through the issuance of 37,637,557 common shares for R$39.40 price per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF Participações S.A. (“HFF”).

On August 18, 2009, the merger of Sadia’s common and preferred shares was approved by BRF’ shareholders at an extraordinary shareholders’ general meeting, excluding the shares already indirectly owned by the Company, through the conference of 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, according to its economic value, in the amount of R$2,335,484, through the issuance of 59,390,963 new common registered shares with no par value issued by the Company for a R$ 39.32 price per share. From this date on Sadia became BRF’s wholly-owned subsidiary.

The Company recorded the abovementioned business combination based on the value of the net assets acquired on July 7, 2009, and the related goodwill of R$3,435,473 was determined as set forth below:

Total amount
Exchange shares amount	3,818,374
Additional business combination cost (*)	34,352
Business combination costs	3,852,726
Net assets acquired	417,253
Equivalent interest	100%
Net assets acquired	417,253
Goodwill	3,435,473

(*) The additional business combination costs correspond, basically, to lawyers, audit, consulting and publications expenses.

The appraisal report to be used for the final goodwill allocation is currently in process. The Company’s management believes that the final appraisal report will be finished in time for the preparation of the December 31, 2009 consolidated financial statements.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The business combination with Sadia is under the appreciation of the Administrative Council for Economic Defense (“CADE”).  On July 7, 2009 the Company and Sadia’s Management signed the Agreement for the Preservation of the Operation Reversibility (“APRO”) which objective is to guarantee the reversibility of the operation until the final decision is granted by CADE, through measurements that allow the maintenance of competition during the evaluation of the competitive effects of the operation.

On June 29, 2009, the European Communities Commission (the European antitrust authority) approved the transaction.

On September 19, 2009 CADE authorized the coordination of external market activities of the companies related to the meat “in natura” operations.

In connection with Sadia business combination, the Company completed a primary offering with the issuance of 115,000,000 new shares plus additional allotment of 17,250,000 as described on note 17.

c)      Corporate reorganization

The Company went through a moment of significant changes in light of its sustainable growth plan, started in 2006, and which was based on several acquisitions of companies and entry into new businesses.

As a result of these acquisitions, the Company has grown and diversified its business, increasing its market share in chicken and pork meats and entering into the milk, margarine and beef market.

A list of the acquired companies is set forth below:

Company	Activity	Acquisition Year	Status
Eleva Alimentos	Dairy / Meat	2008	Merged on 4.30.08
Cotochés	Dairy	2008	Merged on 12.31.08
Plusfood	Meat	2008	Wholly-owned subsidiary
Batávia S.A	Dairy	2006/2007	Merged on 12.31.08
Paraíso Agroindustrial	Meat	2007	Merged on 8.01.07
Ava Com. Represent.	Margarines	2007	Merged on 8.01.07
Sino dos Alpes	Meat	2007	Wholly-owned subsidiary
Mary Loize	Meat	2005	Merged on 12.31.08
Incubatório Paraíso	Meat	2005	Merged on 7.03.06

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

As part of the growth process, the Company went through a comprehensive corporate reorganization of its structure and business, which was aimed at maintaining the sustainability of the Company’s business through the simplification of its corporate structure and the reduction of its operational costs, taxes and financing costs, and a reorganization of its operational activities.

As a result of the reorganization process described above the following changes occurred during the nine-month period ended September 30, 2009:

a)	On March 9, 2009, the subsidiary Perdigão Agroindustrial S.A. was merged into the Company, as approved in the Extraordinary Shareholders’ Meeting, the net assets merged was R$2,635,882.

b)	On April 1, 2009, the Company and its subsidiary Sino dos Alpes signed a free lease contract of the subsidiary’s plant.

d)      Divestiture of interest

At the August 18, 2009 at an extraordinary shareholders’ general meeting, Sadia’ shareholders approved the sale of 60% of the interest in the joint venture subsidiary Investeast Ltd., the parent company of Concórdia Ltd., for the amount of US$77,500 (R$147,300) to its partner Fomanto Investments Ltd. The agreed sale price will be received in 5 installments as follows:

(i)	the first and second installments, in the amount of US$7,500 and US$10,000, respectively, will be received on the closing date;

(ii)	US$20,000 on December 30, 2009;

(iii)	US$20,000 on April 30, 2010; and

(iv)	US$20,000 on October 30, 2010.

The payment of the third, fourth and fifth installments are subjected to the release of certain obligations, as follows:

The divestiture of the investment is dependent on the consent of the International Finance Corporation (“IFC”), due to a funding obtained by Concórdia Ltd. for building the industrial plant.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The purchase and sale agreement also establishes the conditions below:

•                  Interest of 15% on the third, fourth and fifth installments from the signoff date;

•                  The first and second installments are not reimbursable, in case there is no release of obligation from IFC, the first installment also will not be reimbursable in the other conditions;

•                  Guarantee of the sales price payment:

(i)    personal guarantee of the owners of Fomanto Investments Ltd, in the amount of US$17,500, which will remain in place until the settlement of the first and second installments; and

(ii)          Pledge of shares, which will remain in place from the transfer date until the settlement of the fifth installment.

•                  Completion of negotiations on the final agreements after the consent of IFC.

As described above, the completion of the sale will only occur after the IFC’s consent, thus, the investment in the amount of R$47,437 was deconsolidated and reclassified to property for sale in the current assets.

The deconsolidated balances on August 30, 2009 are set forth below:

Current assets	35,488
Noncurrent assets	198,439
Other noncurrent assets	10,581
Property, plant and equipment	174,306
Deferred	13,552
Current liabilities	37,140
Noncurrent liabilities	114,319
Financing	108,897
Other noncurrent assets	5,422
Minority shareholders	35,031
Net assets	47,437

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

2.         BASIS FOR PREPARATION AND PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND FIRST-TIME ADOPTION OF LAW 11,638/07 AND LAW 11,941/09

Company’s financial statements and its subsidiaries are presented in thousand of Brazilian Reais and were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporation Law (Law no. 6,404/76, as amended), which includes the new provisions introduced, amended and revoked by the Law no. 11,638 dated December 28, 2007 and by the Law no. 11,941/09 dated May 27, 2009, regulations and rules issued by the Brazilian Securities Exchange Commission (“CVM”) and accounting standards issued by Brazilian Institute of Independent Auditors (“IBRACON”).

The Laws no. 11,638/07 and 11,941/09 mainly objectives are to update the Brazilian corporate law so it enables the convergence of accounting practices adopted in Brazil to the International Financial Accounting Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”), and to allow CVM to issue new standards and procedures, based on IFRS.

For comparison purposes the table below summarizes what would be the effects of the adoption of Law no. 11,638 /07 and Law no. 11,941/09 on the Company’ shareholder’s equity and net income as of and for the three-month period ended September 30, 2009:

	Parent Company as of 09.30.08
	Shareholders’ equity	Statement of income
Reported values according to Law no 6,404/76	4,192,752	94,203
Equity pick-up	(16,318)	(18,167)
Reported values according to Law 11,638/07 and Law 11,941/09	4,176,434	76,036

	Consolidated as of 09.30.08
	Shareholders’ equity	Statement of income
Reported values according to Law no 6,404/76	4,169,121	74,514
Financial instruments (available for sale)	1,398	—
Financial instruments fair value	(13,200)	(13,200)
Capital leases	519	68
Adjustments to present value of rights	(28,068)	(28,068)
Adjustments to present value of obligations	13,675	13,675
Tax effects	9,359	9,359
Reported values according to Law 11,638/07 and Law 11,941/09	4,152,804	56,348

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

3. SUMMARY OF MAIN ACCOUNTING PRACTICES

a)         Consolidation: includes the Company’s financial statements and the financial statements of the directly and indirectly controlled subsidiaries. All intercompany transactions were eliminated upon consolidation, including the unrealized profits due to the transactions between Companies and including the eliminations of their charges and taxes. The participation of non-controlling shareholders is recorded separately.

In the preparation of the financial statements management applied the provisions of CVM Resolution no. 534/08, which approved on January 29, 2008 the technical pronouncement CPC 02, the Effects of Change in Foreign Exchange Rates. According to this resolution, the following criteria must be applied to the consolidation of subsidiaries abroad:

•                  Functional currency: financial statements of each subsidiary included in the consolidation must be prepared using the currency of the primary economic environment in which it operates. All foreign subsidiaries adopted the Brazilian Real as their functional currency except for Plusfood Groep B.V. and its subsidiaries whose functional currency is the Euro.

•                  Investments: investments in subsidiaries are accounted for based on the equity pick up method.  The financial statements of foreign subsidiaries are converted to Reais according to its functional currency and according to the following criteria:

•                  Assets and liabilities accounts based on the exchange rate of the end of the period;

•                  Statement of income accounts based on the monthly average rate of each month.

The other investments are recorded at acquisition cost less provision for losses, when applicable.

•                  Exchange rate variation on investments: the gains or losses arising from exchange rate variation on investments in foreign subsidiaries, in the amount of R$229,358 on September 30, 2009 (R$52,954 on September 30, 2008) are recorded in the financial income and expenses account in the statement of income (see note 21). The exchange rate variation

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

related to the interest on the subsidiary Plusfood Groep B.V. and its subsidiaries, which the functional currency is Euro, was recorded in shareholders’ equity.

According to CVM Instruction no. 408/04 the subsidiary Sadia consolidated the financial statement of the investment fund Concórdia Foreign Investment Fund Class A, in which currently it is the only corporate shareholder (restricted fund). The purpose of the investment fund is to concentrate the subsidiaries investment portfolio abroad allowing Sadia to outsource the administrative responsibilities.

b)        Cash and cash equivalents: include cash balances, bank accounts and highly liquid temporary cash investments with original maturities of less than 90 days (see note 4). Cash investments, by its nature, are already measured at fair value through the results of operations.

c)         Marketable securities: are financial assets mainly represented by public and private fixed income securities (note 5). Its classification and registration is made in based on the purposes for which it was acquired, as follows:

•                  Held for trading: purchased for the purpose of sale or repurchase in short term, such assets are first booked at fair value and the related variations, as well as monetary and exchange rate variations, when applicable, are recorded directly in the the results of operations as financial revenues or expenses;

•                  Held to maturity: if the Company has the intention and ability to hold the investments until its maturity date such assets shall be recorded at the acquisition cost and the interest and monetary variation, when applicable, are recognized in the results of operations, when incurred as financial revenues or expenses; and

•                  Available for sale: includes all financial assets that do not qualify for the categories above, they are initially measured at fair value and its variations are booked in the shareholders’ equity, as equity valuation adjustments net of tax, until it is not realized. Interest and monetary variation are recognized in the statement of income, when incurred, as financial revenues or expenses.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

d)        Adjustment to present value: the Company and its subsidiaries measured the adjustments to present value on the outstanding balances of the following accounts: trade accounts receivable, other assets, trade accounts payable and other liabilities. Until March 2009 the Company used the discount rate on the weighted average cost of capital (“WACC”), which reflects the Company’s best estimates of the concept of the value of money over time. However, in order to improve the estimate, from June 2009 the Company adopted the weighted average cost of financial funding (domestic and foreign markets) to measure the present value of assets and liabilities which correspond to 7.28% per year on September 30, 2009 (8.05% per year on June 30, 2009). The effect of the change in rate from WACC 14.01% per year to 8.05% per year was a gain of R$3,360 recorded in the statement of income in the second quarter of 2009. The subsidiary Sadia calculated and recorded the accounts receivable present value adjustments based on the actual rate of each transaction which correspond to 4.5% per month and for suppliers balances applied a rate that ranges from 8.62% per year to 9.4% per year.

e)         Trade accounts receivable: are recorded by the invoiced amount adjusted to the present value when applicable, net of allowance for doubtful accounts. The allowance for doubtful accounts for domestic customers is calculated based on the risk analysis, which considers the estimated realization and takes into consideration the historical losses of trade accounts receivable. For foreign customers, the analysis is performed on an individual customer basis. The Company has a policy in place for credit limits and, generally, does not request collateral from its customers. In the event of default, efforts for collection are made, including direct contact with customers and the use of outside collection agencies. If these efforts are not successful, legal action is considered, the accounts are reclassified to non-current accounts receivable and an allowance for doubtful accounts is recorded (see note 6).

f)           Inventories: stated at average acquisition or formation costs, not exceeding market or realizable value. The cost of finished goods comprises acquired raw materials, labor, production, frights and storage costs, which are related to the acquisition and inventory production. Provision for obsolescence, market value adjustments, deterioration and slow moving, are established when applicable. The regular production losses are recorded to cost of goods sold, while the abnormal losses, if any, are recorded as other operational expenses (see note 7).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

g)        Property, Plant and Equipment: stated at cost of acquisition or construction, monetarily restated up to December 12, 1995, and further adjusted by revaluation (occurred in 1989, 1990 and 1995), based on evaluation reports issued by independent appraisers, less accumulated depreciation. The corresponding revaluation reserve has already been realized in prior years. In accordance with CVM Deliberation 193/96 and CVM Release 01/07, the Company has capitalized interest incurred when financing the construction of certain fixed assets. Depreciation is calculated using the straight-line method, based on the weighted average rates and depletion based on the actual utilization, and charged to the statement of income (see note 11).

Breeding stock is recorded as fixed assets and its cost is built during the formation period of approximately six months and comprises labor, feed and medication costs.  After the formation period, the breeding stock is depreciated during the breeding cycle, based on the estimated number of eggs and offspring, over a period of fifteen months for poultry and thirty months for hogs.

The Laws no. 11,638/07 and 11,941/09 require impairment test to be made whenever there is indication of losses on fixed asset item should be recorded for an amount higher than the realizable value, either by sale or by usage.

h)        Intangible: are non-monetary assets without physical substance, are separable and arise from contractual or other legal rights. The Company recorded in this group the goodwill based on the expectation of future profitability, which represents the difference between the amount paid and the investment carrying amount at the acquisition date. The goodwill generated based on the expectation of future profitability was amortized over the extension and proportion of the expected results up to 10 (ten) years until December 31, 2008 and from January 01, 2009 it is no longer amortized, but should be tested for impairment, at least annually (see note 12).

The recoverability of the goodwill is evaluated annually on a consolidated basis, as this is the way used by the decision-maker to review the total assets of the Company.

i)            Deferred charges: consist mainly of costs incurred during development, construction and implementation of projects that will generate benefits for more than one period. Deferred charges are amortized over the estimated

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

period during which these projects contribute to the Company’s results (see note 13) and from January 1, 2009 capitalization of deferred charges is no longer allowed and existing expenses shall be tested for impairment whenever there is evidence of loss as determined by CPC 01.

j)            Taxes and contributions: in Brazil these are the corporate income tax (IRPJ) and the social contribution on net income (CSLL), which are calculated based on taxable income in accordance with legislation and tax rates in effect (15% plus additional 10% to IRPJ and 9% to CSSL). Net operating tax losses can be compensated but is limited to 30% over income — per year — and negative base in CSSL.  Results from subsidiaries abroad are subject to taxation in their respective countries, according to local tax rates and regulations (see note 9).

Deferred taxes are represented by the income tax loss carry forwards and negative base of social contribution (CSLL), as well as the impacts of temporary differences between tax and accounting bases. Deferred income tax and social contribution assets and liabilities were recorded in current or non-current assets or liabilities according to their expected realization periods. When it is more likely than not that deferred tax assets will not be utilized in the future, a valuation allowance is recorded.

k)         Provisions for contingencies: a provision is recognized when, based on the opinion of management internal and external legal advisors, it is determined that losses on a judicial or administrative lawsuit are probable can be reasonably estimated. The balances of provisions for contingencies are shown net of the judicial deposits related to the lawsuits (see note 16a).

l)            Leases: lease transactions that transfer substantially all the risks and rewards related to the ownership of an asset are classified as finance lease; otherwise it is classified as an operating lease.

Finance lease contracts are recognized as fixed assets and as liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, plus initial direct costs incurred in the transaction. The amounts recorded as fixed assets are depreciated and the interests included in liabilities shall be charged as expenses during the contract period. Operating leases are recognized as an expense over the contract period (see note 15).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

m)      Derivative financial liabilities measured at fair value: these instruments are actively trade on organized markets, and its fair value is determined based on market values at the closing date of the balance sheet. Initial measurement of these financial liabilities are made at its fair value, and they are classified as loans, with counterparts to financial income and expenses, except for cash flow hedges, which are booked in equity by the amount net of tax effects.

Hedge transactions are financial instruments used to protect exposure to risk or to modify the characteristics of financial assets and liabilities, unrecognized firm commitments, highly probable transactions or net investments in operations abroad, and they must be: (i) highly correlated with regard to changes in its market value related to the market value of the item that is being protected, both at the beginning and over the life of the contract (effectiveness among 80% and 125%); (ii) must have identification documents of the transaction, the risk subjected to hedge, the risk management process and the methodology used in assessing the effectiveness; and (iii) considered effective in reducing the risk associated with exposure to be protected. Recording of hedges is done under the Technical Pronouncement CPC 14 which permits the protection accounting methodology (Hedge Accounting) and its effects on measurement of the shareholders equity fair value. The Company opted to apply this methodology for its hedge operations which met the criteria described above (see note 20g).

n)        Actuarial assets and liabilities over employees’ benefits: the Company and its subsidiaries recognize actuarial assets and liabilities related to benefits to employees in accordance with the criteria set forth by CVM Deliberation No. 371/00. Actuarial gains and losses are recognized as income or expense on the basis of a report prepared by independent actuarial experts.

The contributions made by the sponsors are recognized as expenses during the year (see note 24).

o)        Stock-based compensation: the Sadia subsidiary adopted CPC10 — Stock-based payments, recording as expense, in linear base, the fair value of the granted options during the period requested by the plan. The options fair value is updated up to the date of the financial statements, based on market assumptions (see note 18).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

p)        Determination of income: income and expenses are recognized based on the accrual basis of accounting.

q)        Revenue Recognition: the Company recognizes revenues when ownership and risks related to the products are transferred to the customer, the sales price is fixed and determinable, when evidence of the sales transaction exists and when collectability is reasonably assured.  Revenue is not recognized if there are significant uncertainties as to its realization.

Additionally, the Company and its subsidiaries have incentive programs of incentives, which are recorded as sales deductions or sales expenses, according to its nature. These programs include discounts to customers due to performance of sales based on volumes and for marketing actions in the sales channel.

r)           Management and employees profit sharing: employees are entitled to profit sharing when certain goals are achieved, and management is entitled to profit sharing based on statutory provisions and approval of the Board of Directors.  The amount is accrued in the period in which the goal is achieved (see note 19).

s)         Shipping and handling costs: costs incurred related to goods not yet sold are recognized as prepaid expenses and recognized as selling expenses upon the actual delivery of the goods to the customer, and the recognition of revenue in the statement of income. The shipping and handling costs amounted to R$1,050,442 (R$832,380 on September 30, 2008).

t)           Advertising and sales promotion costs: advertising and sales promotion costs are recognized when incurred and amounted to R$166,127 (R$87,364 on September 30, 2008).

u)        Research and development (“R&D”): consist mainly of internal research and development of new products and is recognized when incurred. The total amount of R&D expenses was R$12,333 (R$12,312 on September 30, 2008).

v)        Earnings per share: calculated based on common shares outstanding at the balance sheet date.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

w)      Environmental costs: costs related to compliance with environmental regulations are considered as cost of production or capitalized when incurred.  Based on management’s analysis, the current provision for environmental costs is sufficient to cover these costs.

x)          Subsidies and tax incentives: the Company has ICMS subsidies for investments granted by the Santa Catarina, Goiás, Pernambuco, Mato Grosso, São Paulo and Bahia state governments.  These tax incentives are related to construction of facilities, employment and social and economic development in these states.  These tax incentives are recorded directly to income under other operating income.

If the subsidies and tax incentives result in future obligations these are recognized based on the initial fair value and recognized in thestatement of income when the obligations are accomplished in exchange of donation/subsidies receipts.

y)        Translation of assets and liabilities in foreign currency: as mentioned in item (a) above, assets and liabilities balances of foreign subsidiaries are translated into Reais based on the exchange rate used on the closing date of the balance sheets, and all statement of income accounts are translated based on the average monthly rates.

The real Exchange rates to the currencies described below on the closing date of the balance sheets were as follows:

Final rates	09.30.09	09.30.08	06.30.09
US$ Dollar	1.7781	1.9143	1.9516
Euro (€)	2.6011	2.6931	2.7399
Pound (£)	2.8422	3.4022	3.2129

Average rates	09.30.09	09.30.08	06.30.09
US$ Dollar	1.8198	1.7996	1.9576
Euro (€)	2.6525	2.5856	2.7427
Pound (£)	2.9692	3.2409	3.2048

z)          Accounting estimates: in the preparation of the financial statements, the Company establishes certain estimates that affect values of the assets and liabilities in the balance sheet, and the values of revenues, costs and expenditures in the statement of income. Although these estimates are

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

based on management’s best knowledge, the actual results can differ from the estimates. The Company reviews the assumptions adopted for its accounting estimates, at least annually.

4. CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Local currency:
Cash and bank accounts	29,395	28,591	42,120	43,944
Highly liquid investments	8,611	8,440	78,610	8,440
	38,006	37,031	120,730	52,384
Foreign currency: (*)
Cash and bank accounts	7,599	8,058	329,455	193,618
Highly liquid investments	15,435	24,646	853,770	573,839
	23,034	32,704	1,183,225	767,457
	61,040	69,735	1,303,955	819,841

(*) Mainly in U.S. dollars

The investments in local currency refer basically to Bank Deposit Certificate (“CDB”) and Investment Funds, and are remunerated at the Certificates of Interbank Deposits (“CDI”) fluctuation rate.

The investments in foreign currency refer basically to Overnight and Time Deposit, bear interest at prefixed rate and Interbank Deposit Certificate (“CDI”).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

5. MARKETABLE SECURITIES

				Average interest	Consolidated
	Due date	WATM (*)	Currency	rate p.y.%	09.30.09	06.30.09
Available for sale:
CDB		—	R$	8.70%	65,822	—
Funds	—	—	US$& R$	8.65%	214,160	—
Bonds	10/2009 to 03/2014	2.2	US$	11.68%	60,000	30,513
Brazilian Treasury Certificates	—	—	R$	12.00%	47,617	—
Brazilian Treasury Notes	—	—	R$	8.65%	62,491	—
					450,090	30,513

		WATM		Average interest	Parent company		Consolidated
	Due date	(*)	Currency	rate p.y.%	09.30.09	06.30.09	09.30.09	06.30.09
Trading securities:
CDB	10/2009 to 03/2014	0.8	R$	8.78%	2,597,594	518,553	2,711,889	582,097
					2,597,594	518,553	2,711,889	582,097
Held to maturity:
Capitalization Equity	11/2009	0.2	US$	5.22%	43	264	43	264
					43	264	43	264
Total					2,597,637	518,817	3,162,022	612,874

(*) Weighted average term maturity (years).

Total current	2,597,637	518,817	2,820,770	612,874
Total noncurrent			341,252

On September 30, 2009, the due date of the noncurrent marketable securities is set forth below:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Due Date	Consolidated
2010	72,789
2011	26,514
2012	62,492
2013	10,917
2014 onwards	168,540
Total	341,252

Company´s marketable securities are subjected to the typical fluctuations of market, risk of credit, systemic risk, adverse conditions of liquidity and unusual negotiations in the market, and even with management risks systems there is no assurance that the risk will be eliminated.

CBD investments are denominated in Brazilian Reais and bear interest from 98% to 106% of CDI.

Brazilian Treasury Bonds investments are determined in US$ and bear pre and post interest rates.

The foreign currency investment fund has structured operations with first class financial institutions based on risk classification granted by specialized foreign rating agencies. The note bears regular interest (libor plus spread) and correspondent to the credit note that embraces Brazil and Sadia’s risks.

The investment fund portfolio in foreign currency is presented below:

Consolidated
09.30.09
Structured notes	48,202
Money market	795
Other assets	1,087
50,084

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

6.     TRADE ACCOUNTS RECEIVABLE

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Current
Domestic trade accounts receivable	651,048	485,019	981,545	520,646
Domestic related parties	22,775	18,678	—	—
Foreign trade accounts receivable	150,204	148,950	1,175,214	637,682
Foreign related parties	647,096	721,303	—	—
(-) Adjustment to present value	(3,639)	(2,653)	(7,508)	(2,653)
(-) Allowance for doubtful accounts	(11,091)	(10,417)	(27,164)	(11,619)
	1,456,393	1,360,880	2,122,087	1,144,056
Non-current
Domestic trade accounts receivable	35,432	35,211	40,176	37,505
Foreign trade accounts receivable	2,166	2,378	2,174	2,384
(-) Adjustment to present value	(1,017)	(1,030)	(1,017)	(1,030)
(-) Allowance for doubtful accounts	(26,121)	(26,218)	(28,058)	(27,840)
	10,460	10,341	13,275	11,019

The allowance for doubtful accounts is rollforward as follows:

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Beginning balance	36,635	31,915	39,459	35,058
Additions	(171)	(355)	(209)	(379)
Exchange rate variation	5,117	6,580	6,769	6,900
Acquisition of companies	—	—	17,011	—
Write-offs	(4,369)	(1,505)	(7,808)	(2,120)
Ending balance	37,212	36,635	55,222	39,459

The aging list of the accounts receivable is as follows:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Amounts receivable	1,407,250	1,309,106	1,921,862	1,044,410
Overdue:
1 to 60 days	43,221	39,008	177,456	73,128
61 to 120 days	14,368	16,954	27,967	24,059
121 to 180 days	834	1,545	5,448	6,969
181 to 360 days	8,718	15,550	25,985	19,112
Over 360 days	34,330	29,376	40,391	30,539
(-) Adjustment to present value	(4,656)	(3,683)	(8,525)	(3,683)
(-) Allowance for doubtful accounts	(37,212)	(36,635)	(55,222)	(39,459)
	1,466,853	1,371,221	2,135,362	1,155,075

The subsidiary Sadia and its foreign subsidiaries (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of receivables with an outside financial institution up to the maximum amount of US$200,000, with interest rate of 0.25% p.a. + LIBOR, which were terminated on August 31, 2009. During the period ended August 31, 2009, Sadia received cash proceeds related to the receivables sold of approximately R$2,140,000 and incurred expenses of R$4,000. The incurred financial expenses from the business combination with Sadia correspond to R$800.

Sadia also assigned receivables to a Credit Assignment Investment Fund (“FIDC”), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of September 30, 2009, the net equity of this fund was R$363,701, of which R$268,096 were represented by acquisitions of Sadia’s receivables on the domestic market, with a discounted cost equivalent 120% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at September 30, 2009, represented R$72,740.

For the selling of local receivables, the subsidiary Sadia received R$3,324,000, on September 30, 2009, and incurred financial expenses in the amount of R$23,000. The interest expense since the business combination date correspond to R$8,000.

For the other local receivables, the subsidiary Sadia maintains a credit insurance policy that guarantees the collection in case of default of 90% of the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

uncollected amounts for customers with approved credit limits and up to R$100 to new customers or customers with no approved credit limits.

No individual costumer was accountable for more than 5% of the total revenue of the quarter and the nine-month period ended on September 30, 2009.

7.     INVENTORIES

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Finished goods	595,033	531,987	1,505,269	743,193
Goods for resale	4,029	5,584	13,130	4,541
Livestock for slaughter	425,117	435,578	883,168	438,990
Work in process	50,493	43,064	104,569	44,146
Raw materials	204,308	118,630	587,451	139,892
Packing materials	33,327	35,653	93,381	41,877
Secondary materials	65,279	64,437	107,084	70,448
Warehouse	63,787	70,897	68,137	72,252
Goods in transit	2,421	—	5,797	—
Imports in transit	15,947	18,350	19,523	18,362
Advances to suppliers	1,677	1,397	49,364	1,411
(-) Allowance for inventories losses	(19,945)	(23,402)	(53,750)	(40,720)
(-) Allowance for obsolescence	(217)	(3,138)	(3,229)	(3,138)
	1,441,256	1,299,037	3,379,894	1,531,254

The allowance rollforward is as follow:

Parent Company

	06.30.09	Additions	Reversal	Write-offs	09.30.09

Allowance for inventories losses	(23,402)	(860)	4,317	—	(19,945)
Allowance for obsolescence	(3,138)	—	—	2,921	(217)
	(26,540)	(860)	4,317	2,921	(20,162)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Consolidated

	06.30.09	Business combination	Additions	Reversal	Write- offs	Exchange variation	09.30.09

Allowance for inventories losses	(40,720)	(12,745)	(18,270)	17,250	—	735	(53,750)
Allowance for obsolescence	(3,138)	(3,004)	(3,012)	3,004	2,291	—	(3,229)
	(43,858)	(15,749)	(21,282)	20,254	2,291	735	(56,979)

8.              RECOVERABLE TAXES

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
State ICMS (VAT)	169,109	169,547	608,448	229,705
Income tax	147,183	117,558	167,836	120,069
PIS/COFINS	394,495	376,801	657,804	429,502
Import Duty	1,299	1,266	20,300	31,377
Excise tax	5,619	5,761	49,535	5,768
Others	1,152	842	9,438	1,960
Allowance for losses	(39,085)	(41,415)	(92,665)	(41,415)
	679,772	630,360	1,420,696	776,966

Current	353,110	497,791	854,232	611,836
Non-current	326,662	132,569	566,464	165,130

a) ICMS - Tax on the circulation of goods and services (State VAT):

Credits are generated by exports, reduced tax rates in domestic market and by investments in property, plant and equipment. The Company accumulates tax credits which are offset against tax debts generated by the sales in the domestic market or transferred to third parties.

On February 2007, the Company ensured in the Superior Court of Appeals (“STJ”) the maintenance of ICMS recoverable in the state of Rio de Janeiro, due to the difference in rates of R$30,187 already recorded and also the right to the monetary adjustments on such credits, with estimated as of September 30, 2009 to be approximately R$40,273, not recorded in the financial statements. Management is evaluating the possibility of realizing the amount in order to record.

The Company has R$21,230 of ICMS credit in the state of Mato Grosso do Sul. The Company believes that the realization of the credit is doubtful and,

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

therefore, recorded a provision within non-current assets

b) Withholding Income tax and social contribution:

Correspond to withholding taxes on investments and on interest on shareholder’s equity received by the parent company, realizable when offset against federal taxes payable.

c) PIS / COFINS:

PIS and COFINS (Federal Taxes to Fund Social Programs) recoverable taxes primarily resulted from raw materials acquisitions used in exported products, products sold at a 0% tax rate (such as UHT milk and pasteurized milk and sales in Franca area, in Manaus). The realization of these credits can be made by compensation of taxable sales in the domestic market, with other federal taxes or reimbursement.

For the PIS and COFINS credits, the Company is taking judicial measures trying to accelerate the process for analyzing the reimbursement requests, which are currently under inspection. The Company obtained authorization to receive R$35,005. In addition, the Company has used these credits to offset other tax liabilities permitted by law.

The Company’s management has been analyzing alternatives that would allow the use of the credits and there is no expectation of losses on the realization of those credits.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

9.   INCOME TAX AND SOCIAL CONTRIBUTION

a)                  Deferred Income Tax and Social Contribution composition:

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Asset:
Tax losses carry forwards (IRPJ)	71,912	102,530	518,838	134,507
Negative calculation base (CSLL)	28,614	37,530	192,495	48,100
Temporary differences:
Provisions for contingencies	61,264	60,894	94,570	61,330
Provision for doubtful accounts	2,245	2,380	9,336	2,936
Provision for attorney fees	3,713	3,242	9,380	3,242
Provision for fixed assets	369	369	4,972	369
Provision for tax assets	7,485	8,277	35,425	8,277
Employees’ Profit Sharing	—	—	12,463	—
Allowance for inventories adjustment	6,855	9,024	8,793	9,294
Employees’ benefits Plan	—	—	44,810	—
Goodwill amortization	8,979	9,559	16,438	9,559
Unrealized loss on derivatives	—	4,946	—	4,946
Adjustments relating to the Transition Tax Regime	34,490	22,662	29,505	19,626
Other temporary differences	19,379	20,293	32,433	27,207
	245,305	281,706	1,009,458	329,393

Current assets	88,531	73,325	166,725	79,715
Non-current assets	156,774	208,381	842,733	249,678

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Liabilities:
Tax losses carry forwards (IRPJ)
Adjustments to present value of trade accounts payable	—	—	758	—
Unrealized profits on derivatives	6,885	—	6,885	—
Other temporary exclusions	3,849	52,653	106,009	72,640
	10,734	52,653	113,652	72,640

Current liabilities	824	8,614	11,240	8,614
Non-current liabilities	9,910	44,039	102,412	64,026

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

b)         Estimate time of realization:

The Company’s management considers that the deferred tax assets from temporary differences will be realized on the final outcome of the contingences and at the payment of the projected obligations for the employees’ benefits. The deferred tax assets originated from net operating losses and negative basis of social contribution are expected to be realized as set forth below:

Consolidated
Year	Value
2009	32,499
2010	89,138
2011	61,987
2012	79,752
2013	91,924
2014 onwards	356,033
711,333

c)         Income:

	Parent Company		Consolidated
	09.30.09	09.30.08	09.30.09	09.30.08
Income before taxes and participations	104,283	29,487	287,930	27,808
Nominal tax rate	34%	34%	34%	34%
Tax (income) expense at nominal rate	(35,456)	(10,026)	(150,974)	(9,455)
Adjustment of taxes and contributions on:
Statutory profit sharing	—	627	2,409	5,118
Interest on shareholders’ equity	—	25,981	—	25,981
Equity pick-up	(25,778)	54,074	(22,794)	18,004
Tax incentives	194	—	200	845
Donations and Subsidies for investments	—	—	3,710	—
Losses with financial operations	—	—	(1,167)	—
Profits of subsidiaries abroad	—	—	29,307	—
Exchange rate on investments abroad	—	—	(1,555)	—
Income tax and social contribution over goodwill adjustments	50,577	(4,657)	50,577	(22,249)
Hedge Accounting adjustments	(1,341)	—	(1,341)	—
Write-off of deferred income and social contribution tax assets	—	—	(132,036)	—
Difference of tax rates on foreign earnings from subsidiaries abroad	—	—	52,733	42,690
Other adjustments	1,752	561	12	3,006
Actual tax (expense) benefit	(10,052)	66,560	(170,919)	63,940

Current income tax	(16,830)	(14,500)	(60,371)	(43,322)
Deferred income tax	6,778	81,060	(110,548)	107,262

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The taxable income and tax from subsidiaries abroad are as follows:

	09.30.09	09.30.08
Taxable income from foreign subsidiaries	136,087	152,582
Current income taxes of subsidiaries abroad	565	(2,729)
Deferred income taxes of subsidiaries abroad	4,065	(6,459)

The Company wrote-off the deferred income and social contribution tax assets recorded over tax loss carryfowards and the negative basis of social contribution of its wholly-owned subsidiary Perdigão Agroindustrial S.A. in the amount of R$132,036 due to its merger on March 09, 2009.

In Brazil, tax returns are subject to review by tax authorities for a period of five year as from the date of the tax return filing. The Company may be subject to additional taxes, fines and interest as a result of such reviews. The results of foreign subsidiaries abroad are subject to local taxes according to local tax rates and rules.

10.  Investments

a) Rollfoward interest in subsidiaries:

	Perdigão Agroin S.A.	PSA Laborat. Veterinário Ltda.	PDF Partici- pações Ltda.	Perdigão Trading S.A.	UP Alimentos Ltda.	HFF Partici- pações Ltda.	Sadia SA	Avipal Nordeste S.A
a) Interest on 09.30.09
Interest (%)	0.00%	10.00%	1.00%	100.00%	50.00%	100.00%	66.85%	100.00%
Total shares and quotas	—	100	1,000	100,000	1,000	138,308,503	672,951,000	66,075,100
Shares and quotas owned	—	10	10	100.000	500	138,308,503	449,886,559	66,075,100
b) Subsidiaries information on 09.30.09
Paid-in	—	—	—	100	1	138,309	4,260,000	293,441
Shareholders’ equity	—	3,062	—	311	15,861	189,012	570,221	256,848
Income of the period	—	1,983	—	734	3,050	51,746	156,110	9,071
c) Investments on 09/30/09
Interest on 12.31.08	2,857,666	108	—	—	—	—	—	—
Equity	(275,307)	198	—	735	1,524	51,746	104,364	16,406
Gain/Losses on exchange rate variation	—	—	—	—	—	—	—	—
Equity	—	—	—	—	—	(1,041)	(2,101)	—
Capital	—	—	—	—	—	—	2,260,000	227,366
Business Combination	—	—	—	(424)	6,405	138,308	278,946	13,076
Merger	(2,582,359)	—	—	—	—	—	—	—
Balance as of 09.30.09	—	306	—	311	7,929	189,013	2,641,209	256,848

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	Avipal	Avipal	Avipal	Estab.	Crossban	Perdigão
	S.A.	Centro-	Constru-	Levino	Holdings	Export	Total
	Alimentos	Oeste S.A.	tora S.A	Zaccardy	GMBH	Ltd.	09.30.09	06.30.09

a) Interest on 09.30.09
Interest (%)	100.00%	100.00%	100.00%	90.00%	100.00%	100.00%	—	—
Total shares and quotas	10,177,028	7,465,073	1,000	2,000,000	1,897,145	10,000	—	—
Shares and quotas owned	10,177,028	7,465,073	1,000	1,800,000	1,897,145	10,000	—	—
b) Subsidiaries information on 09.30.09
Paid-in	28,612	5,972	445	926	4,935	18	—	—
Shareholders’ equity	23,726	260	83	188	946,145	—	—	—
Income of the period	(860)	11	2	(98)	125,898	—	—	—
c) Interest on 09.30.09							—	—
Interest on 12.31.08	—	—	—	—	—	—	2,857,774	2,857,774
Equity	(275)	1	2	445	153,465	—	53,304	(177,352)
Gain/losses on exchange rate variation	—	—	—	391	(129,511)	—	(129,120)	(81,120)
Equity	—	—	—	—	(6,222)	—	(9,364)	(5,549)
Capital	—	—	—	—	—	—	2,487,366	—
Business combination	24,001	259	81	(667)	928,413	—	1,388,398	973,157
Merger	—	—	—	—	—	—	(2,582,359)	(2,582,359)
Balance as of 09.30.09	23,726	260	83	169	946,145	—	4,065,999	984,551

b)         Investments breakdown:

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Investments on direct subsidiaries and related company	4,065,999	984,551	20,777	—
Goodwill of companies acquisition	3,435,473	—	3,435,473	—
Advance for future capital increase	20,577	247,942	—	—
Other investments	1,020	1,020	1,253	1,028
	7,523,069	1,233,513	3,457,503	1,028

In June 30, 2009, the Company and Unilever Brasil, quotaholders of UP! Alimentos Ltda. entered into an amendment to the quotaholders agreement. Quotaholders agreed to amend certain governance rules of the partnership, resulting in Unilever Brasil obtaining additional rights and obligations. Thus, despite the fact that the Company maintained an interest of 50% in UP! Alimentos Ltda., it no longer has joint control of the investee and as a consequence started to measure the investment under the equity method

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

accounting abandoning proportional consolidation.

On September 30, 2009 the indirect subsidiary, Sadia GMBH, had a negative equity in the amount of R$59,245 which is presented in the other liabilities group of the consolidated balance sheet.

11.    PROPERTY, PLANT, AND EQUIPMENT

Parent Company

	09.30.09					06.30.09
	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value	Residual Value
Lands	—		157,952	—	157,952	159,364
Buildings & improvements	4		1,395,541	(443,378)	952,163	937,580
Machinery & equipment	11		2,100,427	(1,015,347)	1,085,080	1,024,712
Installations	10		230,452	(97,023)	133,429	133,395
Furniture	10		39,957	(19,159)	20,798	20,015
Vehicles	20		19,904	(11,469)	8,435	8,462
Forests & reforestations	3		81,230	(19,460)	61,770	56,150
Breeding stock	(*	)	195,461	(39,724)	155,737	156,599
Other	—		3,802	(759)	3,043	2,969
Construction in progress	—		331,677	—	331,677	367,645
Advances to suppliers	—		7,993	—	7,993	15,520
			4,564,396	(1,646,319)	2,918,077	2,882,411

Consolidated

	09.30.09					06.30.09
	Annual weighted average deprec. rate (%)		Costs value	Depreciation	Residual Value	Residual Value
Land	—		283,562	—	283,562	161,935
Buildings & improvements	4		3,256,157	(959,369)	2,296,788	979,315
Machinery & equipment	13		4,618,733	(1,999,668)	2,619,065	1,074,295
installations	10		1,055,247	(359,123)	696,124	138,449
Furniture	10		49,456	(24,870)	24,586	24,100
Vehicles & aircraft	18		33,603	(18,321)	15,282	8,903
Forests & reforestations	3		133,391	(24,025)	109,366	58,079
Breeding stock	(*	)	983,278	(606,228)	377,050	161,283
Other	—		8,297	(757)	7,540	3,642
Construction in progress	—		529,264	—	529,264	379,834
Advances to suppliers	—		30,280	—	30,280	15,026
			10,981,268	(3,992,361)	6,988,907	3,004,861

(*) Depreciated based on the poultry breeding cycle (15 months) and hog breeding cycle (30 months).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Property, plant and equipment rollfoward is set forth below:

	06.30.09	Business combination	Additions	Leases	Disposals	Transfers	Exchange Rate	09.30.09
Land	161,935	123,071	—	—	(1,412)	—	(32)	283,562
Buildings & improvements	1,438,912	1,758,241	3,365	—	(34,601)	92,376	(2,136)	3,256,157
Machinery and equipment	2,129,932	2,239,495	10,908	1,819	(22,552)	264,064	(4,933)	4,618,733
installations	234,193	922,366	1,185	—	(147,694)	54,648	(9,451)	1,055,247
Furniture	50,025	—	151	—	(2,086)	1,746	(380)	49,456
Vehicles and aircraft	20,924	13,456	262	—	(1,155)	590	(474)	33,603
Forests & reforestations	76,280	50,446	271	—	(1,324)	7,718	—	133,391
Other	4,399	2,903	74	—	(532)	1,513	(60)	8,297
Breeding stock	213,971	742,265	86,997	—	(58,803)	(1,152)	—	983,278
Construction in progress (*)	379,834	475,654	142,158	—	—	(466,665)	(1,717)	529,264
Advances to suppliers	15,026	37,446	(6,488)	—	(15,716)	749	(737)	30,280
Elimination of intercompany transactions	—	—	(358)	—	358	—	—	—
TOTAL	4,725,431	6,365,343	238,525	1,819	(285,517)	(44,413)	(19,920)	10,981,268

(*) Refers, basically, to: (i) construction site for the expansion of distributions center, located in São Paulo started in July, 2008; (ii) expenses related to construction of the agro industrial complex in Bom Conselho, State of Pernambuco, especially developed dairy processing and meat industrialization, as well as an distribution center, started on October, 2007; and (iii) projects expansion and optimization of Lucas do Rio Verde plant.

During the nine-month period ended September 30, 2009 for the Company capitalized interests in the amount of R$18,457 (R$10.048 on September 30, 2008) related to constructions in progress. Interest is capitalized until the transfer from construction in progress to operating fixed assets, when starts depreciation.

On August 28, 2009 Sadia’s Board Directors approved the sale of 1,488 buildings, located in Lucas do Rio Verde, with book value of R$44,532 which was transferred from fixed assets to held for sale assets. Management does not expect register losses with the disposal.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

12.  INTANGIBLE

The intangible balance is comprised of the following goodwill from acquired companies:

	Parent Company
	09.30.09	06.30.09
Ava	49,368	49,368
Batávia	133,163	133,163
Cotochés	39,590	39,590
Eleva Alimentos	1,273,324	1,273,324
Incubatório Paraíso	656	656
Paraíso Agroindustrial	16,751	16,751
Perdigão Mato Grosso	7,636	7,636
	1,520,488	1,520,488

	Consolidated
	09.30.09	06.30.09
Avicola Industrial Buriti Alegre Ltda.	35,311	—
Big Foods Indústria de Produtos Alimentícios Ltda.	24,096	—
Empresa Matogrossense de Alimentos Ltda.	8,054	—
Excelsior Alimentos S.A	8,051	—
Eleva Alimentos	1,273,324	1,273,324
Batávia	133,163	133,163
Perdigão Mato Grosso	7,636	7,636
Cotochés	39,590	39,590
Incubatório Paraíso	656	656
Paraíso Agroindustrial	16,751	16,751
Ava (margarine business)	49,368	49,368
Plusfood	17,024	17,933
Sino dos Alpes	4,050	4,050
	1,617,074	1,542,471

The total goodwill presented above is based on the future profitability expectation, supported by reports issued by experts. Amortization is not allowed since    January 1, 2009, however at least annually, it must be tested for impairment according CPC 01.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

13.  DEFERRED CHARGES

Parent Company

	Annual weighted average	09.30.09			06.30.09
	amort. rate (%)	Cost Value	Amortization	Net Value	Net Value
Pre-operating expenses	16	125,740	(49,031)	76,709	79,848
Software development	20	75,213	(20,699)	54,514	57,649
Reorganization expenses	20	45,875	(34,774)	11,101	13,394
		246,828	(104,504)	142,324	150,891

Consolidated

	Annual weighted average	09.30.09			06.30.09
	amort. rate (%)	Cost Value	Amortization	Net Value	Net Value
Pre-operating expenses (*)	16	223,417	(84,648)	138,769	80,034
Software development (**)	20	78,708	(21,476)	57,232	60,737
Reorganization expenses (***)	20	74,529	(54,989)	19,540	13,394
		376,654	(161,113)	215,541	154,165

(*) Refers substantially to the projects related to Mineiros, Bom Conselho and Lucas of Rio Verde plants.

(**) Refers substantially to the projects related to the adequacy of the systems and controls in the acquired Companies.

(***)The reorganization expenses relate to the deployment of the service center in the city of Curitiba.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

14.       CURRENT AND NON-CURRENT DEBTS

			Weighted
		Weighted	average term
	Charges	average rate	maturity	Parent Company
	(% p.y.)	(p.y.)	(years)	Current	Non-current	09.30.09	06.30.09
Local Currency (R$)
Rural credit	6.75% (6.75% on 06.30.09)	6.75% (6.75% on 06.30.09)	0.4	371,491	—	371,491	318,661

Working capital	(TJLP / FIXED RATE / TR	10,30%	2.3	75,641	537,920	613,561	—
	/ CDI) + 4.28%
FINEM — BNDES	TJLP + 2.31% (TJLP + 2.31% on 06.30.09)	8.31% (8.56% on 06.30.09)	2.4	134,043	471,279	605,322	612,645

Debenture - BNDES	TJLP + 6.00% (TJLP + 6.00% on 06.30.09)	12% (12.25% on 06.30.09)	0.4	4,178	—	4,178	4,178

Tax incentive and other	(TJLP / FIXED RATE / IGPM / TR ) + 6.26% (TJLP / FIXED RATE / IGPM / TR / CDI) +5.49%	8.95% (10.28% on 06.30.09)	1.8	46,536	34,274	80,810	358,034

Net Swap balance (see note 20 b)	%CDI vs TR	%CDI vs TR	0.1	—	—	—	8

Total Local Currency				631,889	1,043,473	1,675,362	1,293,526

Foreign currency
Advances on export contracts (ACC’s e ACE’s) - (US$)	5.04% + e.r. (US$) (5.04% + e.r. (US$) on 06.30.09	5.04% + e.r. (US$) (5.04% + e.r. (US$))	0.4	132,347	—	132,347	266,531

Credit lines (US$)	5.55% + e.r. (US$ and other currencies) (5.55% + e.r. (US$ and other currencies) on 06.30.09)	5.55% + e.r. (US$ and other currencies) (5.55% + e.r. (US$ and other currencies) on 06.30.09)	1.1	77,129	74,842	151,971	173,008

Pre-export facilities (US$)	LIBOR / Fixed Rate CDI + 2.79% + e.r.(US$) (LIBOR / Fixed Rate CDI + 2.79% + e.r.(US$) on 06.30.09)	3.42% + e.r.(US$) (3.91% + e.r.(US$) on 06.30.09)	2.4	219,270	823,314	1,042,584	2,895,379

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.49% + e.r. (US$ and other currencies) (UMBNDES + 2.63% + e.r. (US$ and other currencies) on 06.30.09)	6.52% + e.r. (US$ and other currencies) (6.83% + e.r. (US$ and other currencies) on 06.30.09)	2.4	16,736	56,954	73,690	82,034

Net Swap balance / NDF/ DOL FUT (see note 20 c)	%CDI vs e.r.(US$ and other currencies); Pre Taxes; LIBOR	%CDI vs e.r.(US$ and other currency); Pre Taxes; LIBOR	1.9	67,770	—	67,770	76,579

Total Foreign Currency				513,252	955,110	1,468,362	3,493,531

Total Debt				1,145,141	1,998,583	3,143,724	4,787,057

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

			Weighted
			average term	Consolidated
		Weighted average	maturity		Non-
	Charges (% p.y.)	rate (p.y.)	(years)	Current	Current	09.30.09	06.30.09
Local Currency (R$)
Rural Credit	6.75% (6.75% on 06.30.09)	6.75% (6.75% on 06.30.09)	0.6	802,141	—	802,141	334,451

Working capital	TJLP / FIXED RATE / TR / CDI + 4.81%	10.37%	2.3	84,018	579,587	663,605	—

FINEM - BNDES	TJLP + 2.78% (TJLP + 2.31% on 06.30.09)	8.78% (8.56% on 09.30.09)	2.5	362,257	1,285,459	1,647,716	613,876

Debentures - BNDES	TJLP + 6.00%( TJLP + 6.00% on 06.30.09)	12.00%( 12.25% on 06.30.09)	0.4	4,178	—	4,178	4,178

Tax incentives and other	(TJLP/FIXED RATE /IGPM/TR/CDI/URBT01) + 10.04% ((FIXED RATE / IGPM / TR) + 5.49% on 06.30.09)	9.29% (10.25% on 06.30.09)	4.4	487,483	521,713	1,009,196	360,522

Net Swap Balance (see note 20 b)	%CDI vs TR	%CDI vs TR	0.1	—	—	—	8

Total Local Currency				1,740,077	2,386,759	4,126,836	1,313,035

Foreign Currency
Advances on export contracts (ACC’s e ACE’s) - (US$)	5.04% + e.r. (US$) (5.04% + e.r. (US$) on 06.30.09)	5.04% + e.r. (US$) (5.04% + e.r. (US$) on 06.30.09)	0.4	132,347	—	132,347	266,531

Working capital (US$)	EURIBOR + 1.20%	0.41% + e.r. (US$)	1.0	—	—	—	1,050

Bonds	6.88%	6.88%	7.7	10,696	444,525	455,221	—

Credit lines (US$)	LIBOR + 1.87% /FIXED RATE( LIBOR + 1.96% on 06.30.09) + e.r. (US$ and other currencies)	3.26% (2.99% on 06.30.09) + e.r. (US$ and other currencies)	2.3	657,102	2,096,755	2,753,857	1,801,212

Pre-export facilities (US$)	LIBOR / FIXED RATE / CDI + 2,49% ( LIBOR / FIXED RATE / CDI +2,79% on |06.30.09) + e.r.(US$)	3.51% (3.91% on 06.30.09) + e.r.(US$)	2.5	220,025	983,343	1,203,368	1,171,248

FINEM - BNDES (US$ and other currencies)	UMBNDES + 2.42%( UMBNDES + 2.51% on 06.30.09) + e.r. (US$ and other currencies)	6.45% (6.69% on 06.30.09) + e.r. (US$ and other currencies)	4.5	57,029	212,386	269,415	82,873

Other	-	-		282	—	282	—
Net Swap balance / NDF/ DOL FUT (see note 20 c)	%CDI vs v.c.(US$ and other currencies)	%CDI vs v.c.(US$ and other currencies)	1.9	67,770	—	67,770	76,579

Total Foreign Currency				1,145,251	3,737,009	4,882,260	3,399,493

Total Debt				2,885,328	6,123,768	9,009,096	4,712,528

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

a)   Rural credit financing:

The Company and its subsidiaries are party to short-term rural credit loans with several commercial banks, under a Brazilian federal government program that offers an incentive to investments in rural activities. The maturity date is up to June 2010 with liquidation of principal and interests in one payment at the end of the contract. The proceeds from these loans are used for working capital.

b)   Working Capital:

The company has NCE (Export Credit Note) in Reais indexed by a percentage of CDI. The maturity date of both interest and principal is in September 2011. The Company also has NCE (Export Credit Note) in Reais indexed by the referential rate (TR) and its maturity date in the end of May 2011.

c)   Banco Nacional de Desenvolvimento Econômico e Social (BNDES) Facilities:

The company and its subsidiaries have a number of outstanding obligations with BNDES. The net proceeds from these loans were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the FINEM loans are payable monthly, with final maturity dates from July 2009 to April 2015, and are secured by equipment, facilities and mortgages of company and Avipal NE buildings. The amounts in non-current are linked to the UMBNDES basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations of the currencies in that basket.

d)   Debentures:

The debentures are denominated in Reais and were used to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Between June 30, 1998 and November 21, 2000, the Company issued 81,950 fully paid-up simple debentures to the BNDES at the nominal unit value of R$1, with redemption period from June 15, 2001 to June 15, 2010; as of June 30, 2009, 78,614 debentures had been redeemed. The debentures are payable every six months, with maturity dates from December 2008 to June 2010.

e)   Tax incentives and others:

Principally credit facilities offered under state tax incentive programs (ICMS) to promote technological research and to finance exports machinery,

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

equipment and construction, improvement or expansion of production facilities. They have several maturity dates up to 2025, interest rates are subsidized and they do not have real guarantees.

f)    Advance on export contracts (ACCs and ACEs):

These advances are liabilities to commercial banks, with maturity dates up to April 2010 principal payable through the exports of products, in accordance with the shipments, and which interest is paid in cash at the exchange settlement dates and guaranteed by the exported products. After the Company delivers the export documents to the funding banks, these liabilities are denominated “ACE’s” and are recognized as paid only when the foreign customer has made full payment. Central Bank regulations allow companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 180 days from the actual shipment date of export goods, in each case from Brazilian banks, but denominated in U.S. dollars.

g)   Trade-related facilities:

The subsidiaries Perdigão International Ltd and Plusfood Groep B.V., have several trade-related facilities denominated in U.S. dollars, with maturity dates varying from September 2009 to December 2013 with principal payable in one payment at the end of the contract and interest payable each semester and annually. Perdigão International’s trade-related facilities bear interest at LIBOR plus a margin, with an average margin of 2.7% per year at June 30, 2009 and they have the endorsement of the Company. Perdigão International Ltd and Plusfood Groep B.V. use these net proceeds to import products and for other working capital needs.

h)   Working Capital in US$:

The company and its subsidiaries use the Export Credit Note as a working capital line. They are denominated in US$ and can be short or long term with several maturity dates and amortization up to November 2011.

i)    Pre-export facilities:

The company and its subsidiaries had several pre-export facilities with several commercial banks, denominated in US dollars, and maturities from July 2009 to August 2013. The pre-export facilities bear interest at three and six month LIBOR plus a margin, with several amortizations over the period of operation and interest payable in accordance with the LIBOR period. Under each of these facilities, BRF — Brasil Foods S.A. receives a loan from

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

one or more lenders relating to exports of products to customers abroad. The exported products guarantee the facilities.

j)    BNDES EXIM:

The Company and its subsidiary have some credit facilities offered by the BNDES for financing exportation with several commercial banks acting as intermediate. Such financings are indexed to long term interest rate (“TJLP”) + spread BNDES + spread intermediate bank. The liquidation occurs in local currency without risk associated with the exchange rate variation.

k)   Bonds:

Resources obtained by Sadia in the foreign market through the issuance of bonds, with maturity date in 2017, bearing interest of 6.88% per year, guaranteed by collateral signature.

The maturity for loans and financing is as follows:

	Parent Company	Consolidated
Current (until September 30, 2010)	1,145,141	2,885,328
2010	106,993	263,822
2011	724,023	1,770,615
2012	810,236	2,122,115
2013	306,622	899,745
2014 to 2044	50,709	1,067,471
	3,143,724	9,009,096

a) Guarantees:

	Parent Company	Consolidated
Total Debt	3,143,724	9,009,096
Mortgages guarantees:	703,228	2,097,953
Related to FINEM-BNDES	678,094	1,907,290
Related to FNE-BNB	—	165,529
Related to tax incentives and other	25,134	25,134

Statutory lien guarantees on assets purchased on financing:	18,811	20,891
Related to FINEM-BNDES	18,703	19,217
Related to FINAME-BNDES	—	1,566
Related to tax incentives and other	108	108

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

b) Commitments:

In the normal course of businesses, the Company celebrates some contracts with third party for purpose to acquisition raw material, specially corn, soybean and bean. On September 30, 2009 these commitments of purchase totalized R$66,770 (R$83,299 in June 30, 2009)

Sadia has purchase commitment to the production (package) in aproximately value of R$93,000 on September 30, 2009, which should be accomplished until 2012.

c) Covenants:

The Company has export prepayment loans agreements in foreign currency that have financial covenants if the Company is not in compliance which those covenants, the maturity dates of these loans can be accelerated. On September 30, 2009, the Company achieved all the entire index that is subject in the financing contracts.

Restrictive covenants (indicators to be achieved)	Valor do principal
Net debt to shareholders’ equity ratio less than 1.5 and net debt to EBTIDA ratio less than 3.5	311,167

Total liabilities minus shareholders’ equity ratio less than 2.2, net debt / EBITDA less 3,5 and EBITDA / net financial expenses excluding Exchange effects less than 2.0.	36,523

Lower current liquidity of 1.1, total liabilities minus shareholders’ equity / shareholders’ equity equal or less than 2.2.	28,450
376,140

15. LEASES

The Company is a party to several contracts, which are classified as either operating or financial leases.

a.               Operating lease:

The future minimum lease payments for non-cancellable operating leases, in total and for each of the following periods, are presented below:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
2010	22,129	27,034	25,183	29,916
2011	13,017	10,048	15,211	11,559
2012	10,997	8,183	13,172	8,260
2013	7,266	4,493	7,692	4,561
2014 onwards	15,237	13,210	15,394	13,441
	68,646	62,968	76,652	67,737

Operating lease payments are recognized as an expense and totalized R$49,802 on September 30, 2009 (R$51,038 on September 30, 2008).

b.               Financial lease:

The Company maintains control of the leased assets and recognizes them as equipment and machinery with balances as follows:

	Consolidated
	09.30.09	06.30.09
Cost	10,395	8,576
Accumulated depreciation (*)	(3,891)	(3,643)
Residual	6,504	4,933

(*)The leased assets are depreciated as the rate in the note 11 for machinery and equipment, or through the duration of the contract, the lower of them, as determined by the CPC 06.

The mandatory future minimum lease payments registered as “other liabilities” are segregated as follows:

	Present value of the minimum payments as of 09.30.09	Interests as of 09.30.09	Future minimum payments as of 09.30.09	Present value of the minimum payments as of 06.30.09	Interests as of 06.30.09	Future minimum payments 06.30.09
2009	664	62	725	706	71	777
2010	2,616	246	2,861	1,382	143	1,525
2011	1,813	156	1,970	789	75	864
2012	855	55	909	407	21	428
2013 onwards	227	13	240	170	8	178
	6,175	532	6,705	3,454	318	3,772

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

16.  CONTINGENCIES AND COMMITMENTS - CONSOLIDATED

The Company and its subsidiaries are involved in certain legal proceedings arising from the regular course of business, which include civil, administrative, tax, social insurance and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”. The provision recorded by the Company in its financial statements relating to such proceedings fairly reflects the probable losses estimated by Management, based on the analysis of its legal counsel and for which the amount of probable losses is known or can be reasonable estimated.

The Company is involved in some judicial procedures the values of which, in the event of losses, are not known or cannot reasonably be estimated, especially in the civil area.

The Company and its subsidiaries, when requested, make judicial deposits, some of them are not related to specific provisions for contingencies, the consolidated balance as of September 30, 2009 is R$84,506 (R$26,463 on June 30, 2009).

The Company’s management believes that the recorded provision for contingencies, net of judicial deposit, based on CVM Deliberation no. 489/05 is enough to cover losses with judicial deposits, as set forth below.

(a)   Contingencies for probable losses

The contingency provision is summarized below:

Parent Company

	Balance 06.30.09	Additions	Reversals	Payments	Price index update	Balance 09.30.09
Tax (i)	142,351	3,604	(1,999)	(1,006)	3,703	146,653
Labor (ii)	42,564	4,221	(576)	(5,066)	(330)	40,813
Civil, commercial and other (iii)	14,329	828	(300)	(241)	(48)	14,568
(-) Judicial deposits	(39,255)	(2,026)	24,272	—	—	(17,009)
	159,989	6,627	21,397	(6,313)	3,325	185,025

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Consolidated

	Balance 06.30.09	Sadia	Additions	Reversals	Payments	Price index update	Balance 09.30.09
Tax (i)	142,784	55,574	5,597	(14,495)	(1,006)	4,129	192,583
Labor (ii)	44,172	31,863	12,751	(794)	(5,224)	(307)	82,461
Civil, commercial and other (iii)	15,024	11,332	3,269	(841)	(241)	668	29,211
(-) Judicial deposits	(39,491)	(39,004)	(7,146)	36,697		—	(48,944)
	162,489	59,765	14,471	20,567	(6,471)	4,490	255,311

(i) Tax:

The consolidated tax contingencies, classified as probable losses, mainly involve the following legal proceedings:

IRPJ and CSLL total deducibility of tax loss:

The Company has been discussing the issue concerning the full compensation of tax losses and, and, although the jurisprudence of our courts is contrary to this practice, the Company’s lawsuits have some peculiarities that are not directly related to the practice. In the end of 2008 fiscal year, the Company obtained a favorable decision in the Taxpayers’ Council, with respect to one of its lawsuits. That decision led to the reduction of the fine to the case of 75% (fine of letter) to 20% (penalty for late payment). This decision allowed the Company to reverse the difference in provision that amounted of the 75%, plus of their interest, in the amount of R$30,070, leaving only the value of the fine for late payment, 20% of the debt, without application of interest, at the amount of R$1,784 (R$1,784 on June 30, 2009).

Income Tax and Social Contribution:

The subsidiary Sadia recorded a provision for income tax and social contribution on the net income, in the amount of R$16,148, as follow: R$10,000  as a consequence of the tax assessment notice challenging the computation of Granja Rezende taxable income issued on the profitability assessment of the subsidiary the Granja Rezende (merged in 2002); R$4,518 also as a consequence of the tax assessment notice considering undue the compensation of taxes withhold on financial interest; and R$1,630 of other provisions.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Increasing in Cofins rates:

The Company also challenged the increase in rates of the COFINS, having the action transited adversely in the Supreme Court (STF). The remaining provisioned amount of R$7,838 (R$9,668 on June 30, 2009). Recently, new arguments have been presented related to the unconstitutionality of this increase, which have not been analyzed by the Supreme Court (STF).

CPMF over export revenues:

The Company has recorded a provision for contingency of R$28,699 (R$28,254 as of June 30, 2009) regarding a judicial action for the non-payment of the CPMF charge on the income from exports, which has not been analyzed by the superior courts. The Company’s suits are in the Third Region Federal Court of Appeals (“TRF”) and the trial appeal is pending.

Price index restatement of ICMS extemporaneous credits:

The Treasury State of Rio Grande do Sul issued tax assessments disallowing the price index restatement of ICMS extemporaneous credits on raw material acquisitions, electricity services, communication services and transportation service. In relation to the monetary correction of extemporaneous credits, the precedent is against the taxpayer. This matter is under judicial discussion in the Fiscal Executive, whose decisions have not been favorable to the Company. The total amount of provisions is R$25,164 (R$24,628 on June 30, 2009).

ICMS:

The Company is discussing mainly the utilization of credits on materials for consumption, being the suits in first or second administrative jurisdiction, as well as in judicial phase. The main items refer to the maintenance of credits related to intermediate products used in the productive process and in the basic basket. The provision amounted R$28,304 (R$28,022 on June 30, 2009).

The wholly-owned subsidiary Sadia is defending itself in some administrative proceedings of ICMS, mainly in the states of São Paulo, Rio de Janeiro and Paraná, the total contingency is estimated  in R$13,875.

PIS and Cofins:

The Company is discussing administratively the utilization of credits in federal taxes compensation, in the amount of R$29,102 (R$28,483 as of June 30, 2009).

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

(ii) Labor:

The Company and its subsidiaries are defendant in several labor claims which are in progress, mainly related to overtime and salary inflation adjustments for periods prior to the introduction of the Brazilian Real, illnesses allegedly contracted at work and work-related injuries and additional others. The labor suits are mainly in the first jurisdiction, and for the majority of the cases a decision for the dismissal of the pleadings has been granted. None of these suits are individually significant.  In the cases involving overtime, occupational diseases and occupational accident, judicial decision depends on factual evidence by the applicant. The Company recorded a provision based on past history of payments of labor contingencies based on the last five years average payments and for indemnification proceedings based on the last two years average payments and, in 2008, made the adjustments to adequacy the procedures in the acquired Companies. Company’s management based on the opinion of its legal counsel, the provision is sufficient to cover probable losses.

(iii) Civil, commercial and others:

Civil contingencies are mainly related to lawsuits referring to traffic accidents, moral and property damage, physical casualties and others. The civil actions are mostly in lower courts, in probative phase, depending on confirmation or absence of the Company’s guilt, with no right pleadings.

The subsidiary Sadia and some of its executives were nominated as defendant in five class actions arising from investors of American Depositary Receipts — ADR’s issued by Sadia, acquired between April 30, 2008 and September 26, 2008 (class period). These claims were filed in the Southern District of New York court in the United States of America, seeking remediation in accordance with Securities Exchange Act of 1934 rule, arising from losses on foreign exchange derivative contracts. In order to attend the American Court decision, the five class actions were consolidated into a single action (Class Action) on behalf of the Sadia’s investors group. Considering the current stage of the action it is not possible to determine the loss probability and the related amount and, therefore no provision was recorded.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

(b)  Contingencies and possible losses:

The Company is involved in other tax, civil, labor and social security contingencies, for which losses have been assessed as possible, based on analysis of the management and supported by its legal counsel.

The civil, labor and social security contingencies amounted to R$287,006 (R$181,348 as of June 30, 2009).

The tax contingencies amounted to R$2,329,368 (R$866,144 on June 30, 2009), and refers, mainly, to the following subjects:

Profits earned abroad:

On October 03, 2008, the subsidiary Perdigão Agroindustrial S.A. was assessed by the Internal Revenue Service about the alleged lack of collection of income tax and social contribution on profits earned by subsidiaries established abroad in 2003 and 2004 fiscal years, in the total amount of R$176,756. The loss probability of this fine is classified as possible based on the fact that the subsidiary abroad is subject to full taxation in the country in which it is based and this determination is protected by the agreement signed between Brazil and Austria to avoid double taxation. Recently, a temporary favorable decision was granted to the Company, thus the estimated outcome is still considered possible.

ICMS:

The Company is discussing several processes related to ICMS credits of products with a reduced tax burden, ICMS on exported goods, disallowance of ICMS presumed and untimely tax credits with monetary adjustment, in the amount of R$183,473; and is also discussing the benefits granted by certain States in the amount of R$795,467 and R$594,962 related to other issues.

PIS and /Cofins on the payment of interested on shareholder’s equity:

The Company is pleading a claim for nonpayment of PIS and COFINS on the payment of interest on shareholders’ equity with respect to the years from 2002 to 2008 for PIS and for the years from 2004 to 2008 for COFINS at the amount of R$40,504 The Brazilian courts have not yet appreciated the subject. Based on analysis of the management, and supported by its legal counsel, the loss expectation about this issue is possible, and, therefore, no provision was recorded.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

IPI Credit Premium:

The subsidiary Sadia is a defendant in the tax foreclosure in the amount of R$276,644, related to the compensation of IPI credit premium with federal tributes. The subsidiary recognized the credit based on the final and non appealable decision.

17. SHAREHOLDERS’ EQUITY

a)   Capital stock

On July 08, 2009, the Company increased its share capital from R$3,445,042 to R$4,927,933 represented by 244,595,660, common shares through the issuance of 37,637,557 common shares for a R$39.40 (thirty nine Reais and fourty cents) price per share, all of which were subscribed by means of an exchange for 226,395,405 shares issued by HFF.

On July 27, 2009, the Company increased its share capital from R$4,927,933 to R$9,527,933, divided into 359,595,660 common shares, without par value, through the issuance of 115,000,000 new common shares for the price of R$40.00 (fourty Reais) per common share in a public offering.

On August 18, 2009 the Company’ shareholders approved a capital increase through the issuance of 59,390,963 new common shares for a R$39.32 (thirty nine Reais and thrity two cents) per share, by means of an exchange for 25,904,595 common shares and 420,650,712 preferred shares issued by Sadia, increasing capital from R$9,527,933 to R$11,863,417.

On August 20, 2009 the Board of Directors approved a capital increase through the issuance of 17,250,000 new common shares without par value for the price of R$40.00 (fourty Reais) each, in the total amount of R$690,000,000.

On September 30, 2009 the capital of the Company corresponded to the amount of R$12,553,417,953.36 (twelve billion, five hundred and fifty million, four hundred and seventeen thousand, nine hundred fifty three Reais and thirty six cents) represented by 436,236,623 common shares, without par value. The total share capital in the balance sheet is net of public offering expenses of R$88,224.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The Company is authorized to increase its capital, without amendment to the bylaws, up to the limit of 500,000,000 common shares.

b)  Treasury shares

The Company has 430,485 common shares held in treasury acquired in prior fiscal years with resources from profit reserves at an average price of R$1,89 per share, for future sale or cancellation.

On September 30, 2009 in the consolidated financial statements Company’s management recorded as treasury shares a total of 1,991,211 shares owned by the wholly-owned subsidiary Sadia, which has the share booked as marketable securities. Such shares were received as proceeds from the sale of the interest in Concórdia Holding Financeira to HFIN Participações S.A. and are attached to a granted purchase option that can be exercised any time and will expire within 180 and 360 days. The shares were recorded in the shareholders’ equity at the acquisition cost and the difference to the amount booked in the subsidiary was reclassified to other receivables.

c) Reconciliation of the shareholders’ equity and the income of the year

	Shareholders’ equity		Statement of income
	09.30.09	06.30.09	09.30.09	06.30.09
Balance in the Parent Company	13,245,246	4,018,521	94,231	94,203
Unrealized profit and loss on transactions with Subsidiaries	(6,537)	(6,249)	20,471	(10,689)
Treasury shares	(67,004)	—
Balance in the Consolidated	13,171,705	4,012,272	114,702	74,514

18.  STOCK-BASED COMPENSATION

The wholly-owned subsidiary Sadia had granted to its executives stock options incentive (“the plan”), which comprises shares issued by the Company, kept in treasury. The maintenance and conversion to BRF’ shares depend on the future approved of the Board of Directors and Company’ shareholders, as established in the Association Agreement signed on May 19, 2009. According to the plan the subsidiary Sadia recorded in the quarterly statement of income an expense in the amount of R$1,164 with correspondent liability of R$9,282.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

19.   EMPLOYEES PROFIT SHARING

The Company and its subsidiaries granted to its employees’ profit sharing benefits, which are attached to specific goals, as agreed between the parties in the beginning of each fiscal year. The agreements were approved by the Board of Directors and related State Union.

20.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - CONSOLIDATED

a)              Overview

In the ordinary course of business, the Company is exposed to market risks related to fluctuations in interest rates, foreign exchange rates and commodity prices. The Company implements protection instruments to minimize its exposure to these risks, based on the Financial Risk Management Policy (“Risk Policy”) under the management of the Financial Risk Management Committee, Executive Directors and the Board of Directors.

The Company has implemented policies and procedures to manage such exposures and may contract protection instruments, as long as they are approved by the Board of Directors in order to mitigate the impact of these risks. Such policies and procedures include the monitoring Company’s exposure levels to each market risk, the measurement of each risk includes an analysis based on net accounting exposure and the forecasted of future cash flows, besides establishing limits for decision making. All instruments contracted by the Company have the purpose of protection of the exchange rate exposure of its debt and cash flow and the interest rate exposure. Currently, the Company does not use derivative instruments for the protection of its position in commodities, but it can come to use of limits inside established.

The Board of Directors has a fundamental role in the structure of financial risk management as responsible for the approval of the Risk Policy and for monitoring the compliance of this policy, checking the framework of the overall limits established. Furthermore, it defines the limits of tolerance to different risks identified as acceptable to the Company on behalf of its shareholders.

The Executive Directors is responsible for assessing the positioning of the Company for each identified risk, according to the guidelines issued by the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Board of Directors. Furthermore, it is responsible for the approval of: the action plans defined for the alignment of tolerance risk set, performance indicators to be used in risk management, the overall limits and evaluation of suggestions for improvements in the policy.

The Financial Risk Management Committee is responsible for implementing the Risk Policy. The Committee oversees the process of risk management, plans and notes the impact of decisions implemented, evaluates and approves hedge alternatives, tracks and monitors the levels of exposure to risk and the compliance with the policy, monitors the performance of the hedge operations through reports and evaluates stress scenarios to be applied in operations, cash flow and indebtedness of the Company in accordance with the established policy.

The Risk Policy establishes what strategies must be adopted and management based on limit levels hires the protection instruments (hedge). The Board of Directors, the Executive Board and the Financing Risk Committee have different limit levels established within the policy.

The policy does not allow management to enter in leveraged derivatives transactions, as well as, determines that  hedge transactions are to be limited up to 2.5% of the Company’ shareholders’ equity.

Considering the purpose of hedge transactions of reducing risks exposure and uncertainties, the accomplished results are considered absolutely satisfactory in the nine-month period ended on September 30, 2009.

On June 30, 2009, as allowed by the Deliberation CVM nº 566, the Company applied the hedge accounting practice for cash flow hedge derivative instruments, as established in the financing risk management. The cash flow hedge consists on protecting the exposure against cash fluctuation that (i) is related to a specific risk associated with an asset or liability recorded; (ii) a high probable transaction; and (iii) could affect the performance.

The wholly-owned subsidiary Sadia has financial policy which establishes that risk must be controlled by the Risk Management, through the identification of exposures and risk factors through the value at risk — VAR methodology monitored by Finance Committee and the executive management, which is responsible to determine the risk management strategies according to the financial policy approved by the Board of Directors.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The purpose of the financial policy is to establish a threshold for the use of financial instruments, to protect the assets and liabilities exposed to exchange rate variation and interest, as well as, establish limits to operate with financial institutions. The policy compliance is under financing, administration and information technology directors’ responsibility.

b)              Interest rate risks management:

Interest rate risk is the risk whereby the Company may incur economic losses due to adverse changes in interest rates, which may be caused by factors related to crisis of confidence and / or monetary policy change in domestic and foreign markets, etc. This exposure to interest rates risk relates mainly to changes in the market interest rates affecting the Company’s assets and liabilities indexed to LIBOR, TJLP (BNDES - Long-Term Interest Rates), UMBNDES or to the CDI (Interbank Deposit Certificates) interest rates in addition to any positions prefixed in any of indexer above mentioned that may cause unrealized losses and / or realized (early settlement) arising from the determination of fair market value (marking to market).

The Company´s Risk Policy does not restrict the exposure to different interest rates and does not establish limits between pre and post fixed rates.

The primary aims of the Risk Policy are to minimize the costs of debt service and optimize income from applications/investments. For that the Company monitors continually the market interest rate with the purpose of evaluating the eventual necessity of contracting derivative operations to protect itself against the volatility risk of these rates. These operations are characterized primarily by swap exchange rate contracts, which changes the rate fixed by post-pre-set, and which were designated by the Company to hedge accounting of cash flow (see item 20g).

The Company seeks to maintain a stable relationship with his debt for short and long term, maintaining a higher proportion in the long term. In addition, the Company has debt pre and post-set that together also minimize exposure to risks.

The debt is tied, essentially, to the LIBOR, Fixed Coupon (R$ e USD), TJLP and UMBNDES rates. The occurrence of adverse changes in the market that results in the elevation of LIBOR, the cost of post-fixed debt rises and, on the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

other hand, the cost pre-fixed debt is reduced. The same consideration is also applicable to TJLP.

Company’s financial assets are mainly indexed to CDI to the domestic market operations and Coupon (USD) to the foreign market operations. In case CDI increases, the results become favorable while if it decreases, the results become unfavorable.

The following table summarizes the changes in interest rates and the impact to the Company:

Interest Risk – Pre-fixed				Interest Risk – Pos-fixed
Rate	Exposure	Variation	Impact	Rate	Exposure	Variation	Impact
CDI	Assets	+	-	CDI	Assets	+	+
CDI	Assets	-	+	CDI	Assets	-	-
CDI	Liabilities	+	+	CDI	Liabilities	+	-
CDI	Liabilities	-	-	CDI	Liabilities	-	+
Libor/Cupom USD	Assets	+	-	TJLP	Liabilities	+	-
Libor/Cupom USD	Assets	-	+	TJLP	Liabilities	-	+
Libor/Cupom USD	Liabilities	+	+	Libor	Liabilities	+	-
Libor/Cupom USD	Liabilities	-	-	Libor	Liabilities	-	+

The global crisis started on 2008 caused severe reduction in the international interest rates, with Libor reaching very low values as compared to its historical rates. This scenario provided a reduction in Company’s financial costs that has most of its debt bearing post-fixed Libor interest.

As a result of the decline in the interest rate (Selic) and its consequent impact on CDI rates, the charges from liabilities were reduced. Part of this reduction was offset by the decrease in financial income.

The results obtained according to Company’s objectives related to interest rate exposure were fully accomplished in the nine-month period ended September 30, 2009.

c)  Exchange risk management

Exchange rate risk is the risk that changes in foreign currency exchange rates may cause the Company to incur losses, leading to a reduction in assets or an increase in liabilities. The Company’s primary exposures to foreign currency exchange variations are those of the US dollar, Euro and Sterling Pound against the Real.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM
ITR – Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The objectives of the Company’s Risk Policy is to hedge its exposure to foreign currencies through balancing its non-Real denominated assets against its non-Real denominated liabilities, in order to protect its balance sheet. Therefore, the Company operates in the over-the-counter (SWAP) and future (BM&F) markets. The wholly-owned subsidiary Sadia had no derivative agreements as of September 30, 2009.

i) Foreign currency exposure balances:

Assets and liabilities denominated in foreign currencies are shown below:

	Parent Company		Consolidated
	09.30.09	06.30.09	09.30.09	06.30.09
Cash, cash equivalents and financial investments	23,911	33,112	1,014,610	643,727

Trade accounts receivable — third parties	149,901	148,330	1,161,874	629,044

Receivables from subsidiaries/related companies	647,096	721,302	—	—

Contracts of exchange rates (swaps) - nominal value	115,577	433,259	115,577	433,259

Contracts for future U.S. dollars - face value	355,620	487,900	355,620	487,900

NDF contracts - face value **	—	(54,645)	—	(54,645)

Loans and financing	(1,400,592)	(1,692,821)	(4,814,490)	(3,322,906)

Other operating assets and liabilities, net *	(1,188,469)	(1,825,386)	88,854	164,455
	(1,296,956)	(1,748,949)	(2,077,955)	(1,019,166)

Exposure in foreign currency exchange rate in R$	(1,296,956)	(1,748,949)	(2,077,955)	(1,019,166)

Exposure in foreign currency exchange rate in US$	(729,406)	(896,162)	(1,168,638)	(522,220)

(*) Refers mainly to inventories acquisition and trade accounts payable.

(**) Transactions non-designated as hedge accounting, impacting the statement of income.

In addition, the Company’s Risk Policy aims to protect operating income and costs that involved operations arising from commercial activities, such as estimates of exports and purchase of raw material. Therefore, the Company uses protection instruments, approved by Risk Policy, focusing on the protection of forecasted cashflow in foreign currency.

In order to follow the Risk Policy, the Company conducts daily monitoring, through reports issued by the financial area and validated by the operational support area (back office), of cash-flow needs and foreign exchange exposure.

On September 30, 2009, the Company had NDF operations in the amount of

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

US$261,000, designated as hedge accounting (unrealized financial income/expenses impacting shareholders’ equity and affecting the statement of income when realized.

ii) Financial instruments balances designated for cash flow hedge accounting

The position of derivatives outstanding on September 30, 2009 and September 30, 2009 is as follows:

Consolidated on 09.30.09

Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market value (1)	Unrealized losses
Swap	Exchange Rate	From Oct 2009 to Dec 2009	US$ (E.R.) + 1.72%	R$ (100% CDI)	206,745	(13,612)	(103)
NDF	Exchange Rate	From Oct 2009 to Jun 2010	R$ (Pre de 7,92%)	US$ (E.R.)	488,675	33,796	2,457
Swap	Exchange Rate	From Jan 2010 to Jul 2013	US$ (E.R.) + 7%	R$ (76% CDI)	56,112	945	766
Swap	Exchange Rate	From Dec 2009 to Sep 2011	R$ (118.5% CDI)	US$ (E.R.) + 83% of CDI	86,144	921	(5,444)
Swap	Exchange Rate	From Oct 2009 to Dec 2011	US$ (E.R.) + LIBOR 3M + 3.83%	R$ (97.83% CDI)	330,750	(51,304)	(49,884)
Swap	Interest Rate (Libor)	From Nov 2009 to Aug 2012	US$ (E.R.) + LIBOR 3M + 1.76%	US$ (E.R.) + 4.74%	146,362	(5,108)	(4,658)
Swap	Interest Rate (Libor)	From Nov 2009 to Aug 2013	US$ (E.R.) + LIBOR 3M + 0.70%	US$ (E.R.) + 3.77%	838,762	(23,742)	(21,490)
Swap	Interest Rate (Libor)	From Dec 2009 to Nov 2012	US$ (E.R.) + LIBOR 12M + 0.71%	US$ (E.R.) + 3.69%	198,025	(5,319)	(5,319)
Future contracts (BM&F)	Exchange Rate	Nov 2009	US$ (E.R.)	R$	356,046	(4,347)	—
TOTAL						(67,770)	(83,675)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Consolidated on 06.30.09

Instrument	Object of protection	Maturity date	Receiving	Payable	Reference value (notional)	Market value (1)	Unrealized losses
Swap	Interest Rate	Jul 2009	R$/TR (9.31%)	R$/CDI weighted average 93.72% of CDI)	11,944	(28)	8
Swap	Exchange Rate	From Jul 2009 to Oct 2009	US$ (E.R.) + 1.20%	R$/CDI (100% of CDI)	592,289	(39,625)	(594)
Swap	Exchange Rate	Sep 2009	R$/PRE (11%)	US$ (E.R.) + 5.10%	46,304	8,836	883
Swap	Exchange Rate	From July 2009 to December 2011	US$ (E.R.) + LIBOR 3M + 3.92%	R$ (97.83% CDI)	330,750	(36,379)	(35,028)
Swap	Exchange Rate	From Jul 2009 to Sep 2011	R$ (118,5% CDI)	US$ (E.R.) + 83% CDI	86,144	(6,077)	(4,609)
Swap	Exchange Rate	From Jul 2009 to Jul 2013	US$ (E.R.) + 7%	R$ (76% CDI)	56,112	2,648	2,472
Swap	Interest Rate (Libor)	From Aug 2009 to Aug 2012	US$ (E.R.) + LIBOR 3M + 1.94%	US$ (E.R.) + 4.74%	146,362	(3,875)	(3,544)
Swap	Interest Rate (Libor)	From Jul 2009 to Aug 2013	US$ (E.R.) + LIBOR 6M + 0.75%	US$ (E.R.) + 3.77%	838,762	(21,610)	(18,587)
Swap	Interest Rate (Libor)	Form Dec 2009 to Aug 2012	US$ (E.R.) + LIBOR 12M + 0.71%	US$ (E.R.) + 3.69%	198,025	(2,955)	(2,955)
NDF	Exchange Rate	From Jul 2009 to Nov 2009	R$/PRE (12,10%)	US$ (E.R.)	335,540	24,007	1,444
Future contract (BM&F)	Exchange Rate	Aug 2009	US$ (E.R.)	R$	487,900	(1,529)	—
						(76,587)	(60,510)

(1) The market value methodology adopted by the Company is marked-to-market (“MTM”), which consists on determining the future value based on the hired conditions and determining the present value based on market yield rates, obtained from Bloomberg.

The Company entered into swaps, NDF and future agreements with the purpose of mitigating the effects of exchange and interest rate variations.

Company’s management believes that the results obtained with derivative transactions meet the Risk Policy adopted by the Company.

d)              Gains and losses on financial derivative instruments for equity protection

The value of gains and losses recorded in the period affected both the statement of income of the company and the shareholders’ equity, as set forth below:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	Parent Company		Consolidated
	Statement of income	Shareholders’ equity	Statement of income	Shareholders’ equity
Protection derivatives
Interest risk	—	(86,029)	—	(86,029)
Sub total	—	(86,029)	—	(86,029)

Trading derivatives
Interest rate risks	2,355	—	2,355	—
Sub total	2,355	—	2,355	—
Total	2,355	(86,029)	2,355	(86,029)

e)      Composition of financial instruments balances by category - except derivatives

Parent Company

	09.30.09				06.30.09
	Loans and receivables	Available for sale	Held to maturity	Total	Loans and receivables	Available for sale	Held to maturity	Total
Assets

Financial assets	—	2,597,594	43	2,597,637	—	518.553	264	518.817
Trade accounts receivable and other receivables	1,466,853	—	—	1,466,853	1.371.221	—	—	1.371.221

Investments	—	—	7,523,069	7,523,069	—	—	1.233.513	1.233.513

Liabilities
Loans and financing in local currency	(1,671,184)	—	—	(1,671,184)	(1.289.340)	—	—	(1.289.340)
Loan and financing in foreign currency	(1,400,592)	—	—	(1,400,592)	(3.416.952)	—	—	(3.416.952)

Debentures	(4,178)	—	—	(4,178)	(4.178)	—	—	(4.178)
Total	(1,609,101)	2,597,594	7,523,112	8,511,605	(3.339.249)	518.553	1.233.777	(1.586.919)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Consolidated

	09.30.09					06.30.09
	Loans and receivables	Available for sale	Held for trading	Held to maturity	Total	Loans and receivables	Available for sale	Held for trading	Held to maturity	Total
Assets
Financial assets	—	450,090	2,711,889	43	3,162,022	—	30,513	582,097	264	612,874
Trade accounts receivable and other receivables	2,135,362	—	—		2,135,362	1,155,075	—	—	—	1,155,075
Investments	—	—	—	3,457,503	3,457,503	—	—	—	1,028	1,028

Liabilities
Loans and financing in local currency	(4,122,658)	—	—	—	(4,122,658)	(1,308,849)	—	—	—	(1,308,849)
Loan and financing in foreign currency	(4,814,490)	—	—	—	(4,814,490)	(3,322,914)	—		—	(3,322,914)
Debentures	(4,178)	—	—	—	(4,178)	(4,178)	—	—	—	(4,178)
Total	(6,805,964)	450,090	2,711,889	3,457,546	(186,439)	(3,480,866)	30,513	582,097	1,292	(2,866,964)

f)                Composition of financial instruments balances designated for cash flow hedge accounting:

The Company made the formal designation of its operations subject to protection accounting (hedge accounting) for the derivative financial instruments for the protection of cash flows, documenting: (i) the relationship of the hedge, (ii) the purpose and strategy management Company’s risk in taking the hedge, (iii) identification of the instrument, (iv) the coverage transaction or subject, (v) the nature of the risk to be hedged, (vi) a description of the coverage, (vii) to demonstrate the correlation between the hedge and the object of coverage, if applicable, and (viii) the prospective demonstration of the hedge effectiveness.

The transactions for which the Company made the determination of the protection accounting are highly probable, having an exposure of variation of cash flow that could affect profit and losses and are highly effective in achieving changes in fair value or cash flow attributable to hedged risk, consistently to the originally documented risk in the Risk Policy.

From the application of the protection accounting for derivatives to protect the risk of interest rates that affect cash flows and export revenues, the Company recorded the gain or losses of the part of the effective hedge in equity, in a separate component until the coverage object affects the statement of income,

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

moment in which this portion of the hedge should also affect the statement of income. The amounts booked in equity are presented below:

i)    Parent Company and Consolidated:

Hedge	Object of		Maturity	Swap accrual balance		Swap MTM balance		Adjustment
instruments	hedge	Risk protected	date	Asset	Liability	Asset	Liability	Equity
Swap contract of US$65,000 (Asset Libor 6 months +1.75%/ Liability 4.22%)	Debt of US$65,000 to the Libor 6 months interest + overlibor 1.75%	Libor Post x Fixed	07.25.2012	564	(881)	454,691	(456,947)	(1,939)
Swap contract of US$75,000 (Asset Libor 6 months / Liability 4.06%)	Debt of US$75,000 to the Libor 6 months interest + overlibor 0.9%	Libor Post x Fixed	07.22.2013	165	(751)	642,807	(650,279)	(6,886)
Swap contract of US$30,000 (Asset Libor 6 months +0.8%/ Liability 4.31%)	Debt of US$30,000 to the Libor 6 months interest + overlibor 0.8%	Libor Post x Fixed	08.23.2013	37	(108)	307,541	(310,135)	(2,523)
Swap contract of US$20,000 (Asset Libor 6 months +0.8%/ Liability 4.36%)	Debt of US$20,000 to the Libor 6 months interest + overlibor 0.8%	Libor Post x Fixed	07.19.2013	88	(224)	205,681	(207,485)	(1,668)
Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.10.2012	50	(203)	411,040	(412,886)	(1,693)
Swap contract of US$20,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$20,000 to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.15.2012	42	(176)	410,852	(412,679)	(1,693)
Swap contract of US$10,000 (Asset Libor 3 months +0.5%/ Liability 3.96%)	Debt of US$10,000 to the Libor 3 months interest + overlibor 0.5%	Libor Post x Fixed	08.20.2012	19	(82)	205,333	(206,242)	(846)
Swap contract of US$20,000 (Asset Libor 6 months / Liability 3.82%)	Debt of US$20,000 to the Libor 6 months interest + overlibor 1.45%	Libor Post x Fixed	03.20.2013	7	(38)	171,241	(173,177)	(1,905)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Swap contract of US$30,000 (Asset Libor 6 months / Liability 3.79%)	Debt of US$30,000 to the Libor 6 months interest + overlibor 1.45%	Libor Post x Fixed	02.13.2013	32	(163)	257,512	(260,276)	(2,63)
Swap contract of US$25,000 (Asset Libor 6 months +1.65%/ Liability 4.15%)	Debt of US$25,000 to the Libor 6 months interest + overlibor 1.65%	Libor Post x Fixed	05.10.2013	432	(620)	259,764	(260,785)	(833)
Swap contract of US$50,000 (Asset Libor 6 months +0.60%/ Liability 2.98%)	Debt of US$50,000 to the Libor 6 months interest + overlibor 0.60%	Libor Post x Fixed	12.19.2012	301	(574)	596,920	(598,356)	(1,163)
Swap contract of US$50,000 (Asset Libor 6 months +0.60%/ Liability 2.99%)	Debt of US$50,000 to the Libor 6 months interest + overlibor 0.60%	Libor Post x Fixed	11.26.2012	457	(775)	598,470	(600,009)	(1,221)
Swap contract of US$30,000 (Asset Libor 3 months +3.85%/ Liability 5.78%)	Debt of US$30,000 to the Libor 3 months interest + overlibor 3.85%	Libor Post x Fixed	05.15.2012	286	(386)	572,043	(572,569)	(426)
Swap contract of US$50,000 (Asset Libor 6 months +1.55%/ Liability 3.55%)	Debt of US$50,000 to the Libor 6 months interest + overlibor 1.55%	Libor Post x Fixed	07.02.2012	606	(807)	350,198	(351,118)	(719)
Swap contract of US$50,000 (Asset Libor 12 months +0.71%/ Liability 3.57%)	Debt of US$50,000 to the Libor 12 months interest + overlibor 0.71%	Libor Post x Fixed	11.19.2012	—	—	256,129	(258,493)	(2,364)
Swap contract of US$50,000 (Asset Libor 12 months +0.71%/ Liability 3.82%)	Debt of US$50,000 to the Libor 12 months interest + overlibor 0.71%	Libor Post x Fixed	11.26.2012	—	—	255,979	(258,934)	(2,955)
Swap contract of US$45,000 (Asset 118.5%CDI / Liability 83%CDI + Exchange Variation of the Principal)	Debt of US$45,000 to interest of 118.5% CDI (BRL)	CDI X CDI + E.R.	09.01.2011	86,816	(80,451)	18,223	(17,302)	(5,444)
Swap contract of US$35,000 (Asset 7% a.a / Liability 76%CDI )	Debt of US$35,000 to interest of 7% a.a. (USD)	Cupom USD X CDI	07.15.2013	944	(765)	16,585	(15,640)	766

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Swap contract of US$50,000 (Asset Libor 3 months + overlibor 2.50% / Liability 92.5% CDI)	Debt of US$50,000 to the Libor 3 months interest + overlibor 2.50%	Libor X CDI	10.01.2013	704	(1,901)	11,842	(26,993)	(13,952)
Swap contract of US$100,000 (Asset Libor 3 months + overlibor 4.50% / Liability 100%CDI )	Debt of US$100,000 to the Libor 3 months interest + overlibor 1.00% + Bail to the 3.5% a.a. interest.	Libor X CDI	12.23.2013	166	(387)	35,581	(71,733)	(35,931)
				91,716	(89,292)	6,038,432	(6,122,038)	(86,030)

NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.08.2009	10.063	(8.890)	10.060	(8.875)	12
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.09.2009	9.345	(8.891)	9.334	(8.873)	7
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.14.2009	10.217	(8.890)	10.227	(8.868)	32
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.16.2009	9.376	(8.890)	9.403	(8.863)	54
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.20.2009	21.655	(17.782)	21.697	(17.718)	106
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.23.2009	9.262	(8.890)	9.268	(8.851)	45
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.23.2009	9.299	(8.890)	9.327	(8.851)	67
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	10.27.2009	20.660	(17.780)	20.620	(17.694)	46
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.09.2009	10.041	(8.890)	10.039	(8.835)	53
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.13.2009	9.371	(8.890)	9.449	(8.830)	138
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.18.2009	9.239	(8.890)	9.165	(8.829)	(13)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.18.2009	9.229	(8.891)	9.231	(8.829)	64
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.20.2009	20.255	(17.781)	20.348	(17.653)	221
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.25.2009	9.284	(8.890)	9.307	(8.826)	87
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	11.27.2009	20.136	(17.781)	20.231	(17.647)	229
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.07.2009	8.957	(8.890)	8.915	(8.823)	25
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.09.2009	10.073	(8.890)	10.117	(8.820)	114
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.11.2009	18.574	(17.781)	18.434	(17.636)	5

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.16.2009	8.958	(8.891)	8.908	(8.817)	24
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.16.2009	9.275	(8.890)	9.290	(8.817)	88
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.18.2009	9.253	(8.891)	9.231	(8.814)	55
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.18.2009	18.076	(17.780)	17.898	(17.628)	(26)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	12.23.2009	9.046	(8.890)	9.054	(8.812)	86
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	01.11.2010	9.232	(8.891)	9.167	(8.808)	18
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	01.14.2010	9.227	(8.891)	9.147	(8.805)	6
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	01.20.2010	18.445	(17.780)	18.430	(17.605)	160
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	01.22.2010	9.262	(8.891)	9.179	(8.800)	8
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	02.08.2010	9.288	(8.890)	9.220	(8.790)	32
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	02.12.2010	9.314	(8.891)	9.305	(8.784)	98
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	02.12.2010	9.287	(8.890)	9.283	(8.784)	102
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	02.17.2010	18.469	(17.781)	18.364	(17.576)	100
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	03.08.2010	9.207	(8.891)	9.199	(8.779)	104
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	03.12.2010	12.925	(12.447)	12.943	(12.283)	182
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	03.12.2010	9.498	(8.890)	9.495	(8.773)	114
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	03.17.2010	9.418	(8.890)	9.313	(8.772)	13
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	03.17.2010	9.420	(8.891)	9.325	(8.772)	24
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	04.07.2010	9.261	(8.890)	9.109	(8.765)	(27)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	04.09.2010	12.940	(12.447)	12.704	(12.267)	(56)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	05.07.2010	12.884	(12.447)	12.824	(12.240)	147
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	05.12.2010	9.261	(8.891)	9.071	(8.742)	(41)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	06.07.2010	9.479	(8.890)	9.311	(8.731)	(9)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	06.11.2010	9.472	(8.890)	9.240	(8.724)	(66)
NDF contract	Export billed in the month of maturity of the hedge instrument	FX USD x R$	06.16.2010	9.484	(8.890)	9.345	(8.722)	29
				495.417	(464.078)	493.527	(459.731)	2.456

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

The derivative financial instruments that do not meet the criteria required by CVM Deliberation n º 566 were not accounted for in accordance with the hedge accounting method and were recorded on the balance sheet at their fair value with its changes recorded in the statement of income.

The Company has no transaction that was previously classified as equity protection and had the primary classification changed, therefore, no impact affected the statement of income.

g)             Determination of financial instruments fair value - Consolidated

The estimated fair value for financial instruments hired by the Company was determined using available information in the appropriate methodologies for assessments. However, considerable judgment was required to interpret market data to establish the estimated fair value of each transaction. As a result the estimates below do not indicate, necessarily, the amounts that will be effectively achieved at the date of transactions financial settlement.

	Parent Company		Consolidated
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	61,040	61,040	1,303,955	1,303,955

Financial assets	2,597,637	2,597,637	3,162,022	3,162,022

Trade accounts receivable	1,466,853	1,466,853	2,135,362	2,135,362

Loans and financing (debts)	(3,075,954)	(3,075,954)	(8,941,326)	(8,941,326)

Trade accounts payable	(896,084)	(896,084)	(1,794,192)	(1,794,192)

Derivatives unrealized losses (Note 20)	(67,770)	(67,770)	(67,770)	(67,770)

	85,722	85,722	(4,201,949)	(4,201,949)

h)             Credit Management:

The Company is potentially subject to credit risk, related with the trade accounts receivable, financial assets and derivatives instruments. The Company limits its risk associated with these financial instruments, placing

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

them in financial institutions selected by the rating classification criteria and maximum concentration percentage by counterparts.

The credit risk of the concentration of trade accounts receivable is mitigated by the low concentration in the customer portfolio. Generally the Company does not demand guarantee for credit sales, however, it hires credit insurance for specific markets.

Sadia financial assets can only be allocated to the counterparts with the minimum rating classification of “investment grade” and within the predetermined limits approved by the Risk, Credit and Financing Management Committee. The maximum net exposure per financial institution (financial assets less financial liabilities) cannot be higher than 10% of the financial institution equity or the Company’s equity, whichever is smaller.

i)                Commodities risk price management:

In the regular course of its operations, the Company purchases commodities, mainly corn, soybean and live hogs, the main individual component of the Company’s cost.

The price of corn and soybean are subject to volatility resulting from weather conditions, crop yield, transportation and storage costs, governmental agricultural policies, currency exchange rates, and the fluctuations of the prices of these commodities in the international market, among other factors. The price of hogs purchased from producers is subject to market conditions and are affected by offer in the domestic market and levels of demand in the international market, among other aspects.

The Risk Policy establish limits to protection of flow of purchases of corn and soybean meal, in order to reduce the impact of increased prices of these raw material, can be used for that purpose of derivatives instruments or use of the administration of the inventory. Currently it uses only the administration of their levels of inventory as a tool of protection.

The Sadia subsidiary maintains its strategy of risk management, acting mainly in the physical control, which includes purchase of grains at fixed prices and to be fixed prices, conjugated with future contracts of commodities (grains). The Company has a Committee of Commodities and Risk Management, composed for the chairman, executive financial and operational with objective to discuss

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

and to deliberate on the strategies and the positioning of the Company in relation to the diverse factors of risk that impact in the operational results

On September 30, 2009 there were no commodity’s derivatives outstanding and the Company does not made any derivative agreements involving commodities.

j)                Principal transactions and future commitments

The main object transactions of cash flow protection are from NDF operations, which sells up “forward” rate on a specific date in the future (maturity date) and whose liquidation value is caused by the difference between the “forward” rate sold and the rate of the day before the maturity date, multiplied by the value of the contract (notional).

The table below shows the deadlines for the financial impact:

	09.30.09
	R$xUSD
Maturity	Notional	Average USD
October 2009	50,000	2.0071
November 2009	45,000	1.9728
December 2009	50,000	1.8689
January 2010	25,000	1.8826
February 2010	25,000	1.9048
March 2010	27,000	1.9328
April 2010	12,000	1.8986
May 2010	12,000	1.9209
June 2010	15,000	1.9746
	261,000

k)            Guarantees - Parent Company:

The Company has on the BM&F, CDB and baking comfort letter, used as guarantee to the operation contracted in American dollar currency.

Following, presents the guarantees total amount:

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	Parent Company		Consolidated
Type	09.30.09	06.30.09	09.30.09	06.30.09
CDB	24,000	24,000	24,000	24,000
Bank guarantee	25,000	48,000	25,000	48,000
	49,000	72,000	49,000	72,000

l)                Table of sensitivity analysis

The Company has loans and financing in foreign currency and derivative financial instruments to eliminate (or mitigate) risks incurred by the foreign exchange exposure.

The table below considers 3 scenarios, being the likely scenario adopted by the Company. These scenarios were defined based on the expectation of the Management for the changes in the exchange rate at the expiration date of their contracts subject to these risks.

In addition to this scenario, CVM Instruction No. 475 determined that 2 other scenarios are presented with the deterioration of 25% and 50% of the risk variable considered. These scenarios are presented in accordance with the regulations of the CVM.

The Company evaluates only the changes in foreign currency as a major risk factor, as it is the variable that is more impacted by the other variables such as interest rates, commodities, stock exchanges.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 — NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Parent Company

Operation	Risk	Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(4,347)	84,664	173,676
SWAP	Appreciation of R$	(13,612)	35,370	84,352
Cash and Cash Equivalents indexed in foreign currency	Appreciation of R$	—	224,212	448,423
Debt in foreign currency	Depreciation of R$	—	(693,119)	(1,386,237)
NDF (Hedge Accounting		33,796	(81,138)	(196,072)
Export		(33,796)	81,138	196,072
Total		(17,959)	(348,873)	(679,786)

Consolidated

Operation	Risk	Probable Scenario (I)	Scenario (II) (deterioration of 25%)	Scenario (III) (deterioration of 50%)
Future	Appreciation of R$	(4,347)	84,664	173,676
NDF	Depreciation of R$	33,796	(81,138)	(196,072)
SWAP	Appreciation of R$	(13,612)	35,370	84,352
Cash and Cash Equivalents indexed in foreign currency	Appreciation of R$	—	397,219	794,438
Debt in foreign currency	Depreciation of R$	—	(1,203,623)	(2,407,245)
NDF (hedge accounting)		33,796	(81,138)	(196,072)
Export		(33,796)	81,138	196,072
Total		(17,959)	(686,370)	(1,354,779)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

21. FINANCIAL INCOME (EXPENSES) NET - CONSOLIDATED

	Parent Company		Consolidated
	09.30.09	09.30.08	09.30.09	09.30.08
Expenses relating to variation in liabilities accounts:
Interest expense	(317.025)	(25.756)	(457.607)	(207.587)
Exchange variation on financial liabilities	729.901	(173.925)	1.012.530	(343.111)
Financial transactions tax (CPMF)	—	332	—	97
Other expenses	(37.129)	(9.486)	(86.354)	(26.870)
	375.747	(208.835)	468.569	(577.471)
Income relating to variation in assets accounts:
Interest income	94.610	23.581	151.693	67.163
Exchange variation on financial assets	(160.691)	90.094	(108.476)	192.146
Monetary variation	—	—	4.643
Earns (losses) from translation effects of investments abroad	—	—	(229.358)	52.954
Other income	(477)	7.324	2.916	18.722
	(66.558)	120.999	(178.582)	330.985
Net Financial	309.189	(87.836)	289.987	(246.486)

22.           RELATED PARTIES TRANSACTIONS — PARENT COMPANY

In the regular course of the business, rights and obligations are contracted between related parts, arising from sales and purchase of products considering arms-length conditions.

a)   Transactions and Balances:

The assets and liabilities balances on September 30, 2009, and the transactions that influence the income of the period are as follows:

	09.30.09	06.30.09
Trade Accounts receivable
Sino dos Alpes Alimentos Ltda	—	65
Avipal Nordeste S.A.	19.650	15.224
Avipal S.A. Alimentos	—	9
UP! Alimentos Ltda	3.125	3.380
Perdigão Europe Lda.	255.288	239.485
Perdigão International Ltd.	391.808	481.818
	669.871	739.981

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	09.30.09	06.30.09
Loans
Instituto Perdigão de Sustentabilidade	5.084	5.061
Avipal Nordeste S.A.	(3.229)	(3.635)
Perdigão Trading S.A.	2.394	379
Crossban Holding GMBH	—	14
Perdigão International Ltd.	(9.357)	(8.248)
Highline International Ltd.	(3.243)	(3.559)
Establecimiento Levino Zaccardi y Cia S.A.	7.837	7.837
	(514)	(2.151)
Trade accounts payable
Sino dos Alpes Alimentos Ltda	54	85
Avipal Nordeste S.A.	20.188	20.359
Avipal S.A. Alimentos	12	(3)
UP! Alimentos Ltda	7.635	5.945
Perdigão International Ltd.	1.112	1.297
	29.001	27.683
Advance to future capital increase
Avipal Nordeste S.A.	—	227.366
PSA Laboratório Veterinario Ltda	20.577	20.576
	20.577	247.942
Other receivable and other payable
Sino dos Alpes Alimentos Ltda	—	315
Avipal Nordeste S.A.	(37.623)	(37.623)
Avipal S.A. Alimentos	3	—
Perdigão Trading S.A.	410	410
Perdigão International Ltd.	(1.157.877)	(74.304)
Establecimiento Levino Zaccardi y Cia S.A.	1.120	—
Avipal Centro Oeste S.A.	(38)	—
	(1.194.005)	(111.202)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

	Statement of income
	09.30.09	06.30.09
Sales
Perdigão Agroindustrial S.A.	202.490	34.299
Batávia S.A. Alimentos	1.356	3.224
Sino dos Alpes Alimentos Ltda	5.505	—
Avipal Nordeste S.A.	139.431	15.452
Avipal S.A. Alimentos	1.436	7.978
UP! Alimentos Ltda	1.750	—
Perdigão Europe Lda.	351.617	—
Perdigão International Ltd.	1.302.194	—
	2.005.779	60.953

Cost of sales
Perdigão Agroindustrial S.A.	(21.530)	(18.989)
Batávia S.A. Alimentos	—	(30.067)
Perdigão Agroin Mato Grosso Ltda.	—	(1.451)
Sino dos Alpes Alimentos Ltda	(7.190)	(4)
Avipal Nordeste S.A.	(202.516)	(105.373)
Avipal S.A. Alimentos	(381)	(822)
UP! Alimentos Ltda	(27.212)	—
Establecimiento Levino Zaccardi y Cia S.A.	(5.599)	—
	(264.428)	(156.706)
Net financial income (expense)
Perdigão Agroindustrial S.A.	(586)	1.667
Instituto Perdigão de Sustentabilidade	173	—
Avipal Nordeste S.A.	(117)	(100)
Avipal S.A. Alimentos	—	(293)
Avipal S.A. Construtora e Incorporadora	—	2
Perdigão Trading S.A.	12	—
Perdigão International Ltd.	(60)	—
Establecimiento Levino Zaccardi y Cia S.A.	33	91
	(545)	1.367

b)      Granted endorsement:

All relationships between the Company and its subsidiaries were disclosed, whether there have been transactions between the parties or not.

All transactions and balances between the Company and subsidiaries were eliminated in the consolidated balance sheet and they refer to commercial and/or financial transactions.

23.    INSURANCE COVERAGE - CONSOLIDATED

The Company has a policy of taking out insurance coverage for assets subject to risks at amounts deemed sufficient to cover claims, taking into consideration the nature of its operations. The assumptions for the risks adopted, given their nature, are not part of the scope of an audit of the financial statements and the Company’s independent auditors have not examined or reviewed them.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Subject	Type of risk	Amount at risk	Coverage amount
Property, plant and equipment and inventories	Fire, windstorm, lightning breakage of machines, deterioration of refrigerated products, loss of profit and other risks	16,118,169	1,007,076

Domestic transportation	Road risk and carrier’s civil liabilities	11,068,870	8,180

International Transport Export		2,648,345	242,443

International Transport Import		470,575	19,631

Public liability and Directors’ and officers’	Third-party claims	41,799,214	181,116

Credit risk	Default payments	10,714,709	420,041

On March 21, 2009 the Company suffered a fire that struck its unit of Rio Verde, Goiás State. The Company has insurance coverage and has being in final determination of the financial impacts. Until September 30, 2009 the Company made an estimate based on best available information and recorded a net loss limited to the insurance policy of R$1,473 recorded in other operating results in the statement of income.

24.           SUPPLEMENTAR RETIREMENT PLAN

a) Retirement Supplementary Plan

Perdigão — Sociedade de Previdência Privada (PSPP) has a supplementary retirement plan founded in April 1997 and sponsored by the BRF companies, which aims to provide supplementary retirement benefits for the employees of the BRF companies, except Sadia. PSPP manage two kinds of retirement plans. The plan I, is closed to new members and the plan II has been operating since April 1, 2009.

In the plan I, the contributions, on average, are made on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries in accordance with the regulations in force. The plan is defined contribution.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

An independent actuary reviews the plan annually, and the most recent review occurred in December 2008.

In the plan II, the contributions are made on basis of 1 to 1 (the contributions of sponsor are equal to the basics contributions of participants), and the actuarial calculations are made by independent actuaries in accordance with the regulations in force.

We detach that, in reason of the migration process that will be offered to participants of the Plan I and Plan II, as the regulation regards, in the future may have amounts arising from assumed commitments with past service.

	09.30.09	06.30.09
Participants	15,336	15,364
Equity	154,729	146,556
Sponsor’s contributions:	4,050	2,887
Basic contribution	3,766	2,694
Past services	284	193
Commitment undertaken at the beginning of the plan, arising from past services on behalf of beneficiaries hired by the sponsor before the beginning of the plan	2,644	2,897
Plan assets (consisted of fixed income funds and securities, variable income funds and shares)	154,716	146,545

The balance of the contributions made by the sponsor not used for payment of benefits if the participant breaks the employment with the sponsor, form a fund for contributions to spare that could be used to offset future contributions of the sponsors. The assets presented in the balance of the reversal funds of amounts R$2,495 (R$2,664 on June 30, 2009) and was recorded by the Company under the heading other assets

Although the PSPP is primarily a defined contribution plan, it has a defined benefit quota, whose actuarial obligations of which refer to the present value of the future benefits of inactive participants, since the benefit (income for life) is fixed after the retirement date. In accordance with the AT-83 mortality table the current amount of the actuarial obligation of the PSPP which covers 48 participants is R$6,663 (48 participants and R$6,741 as of June 30, 2009).

The Sadia subsidiary sponsors a defined benefit pension plan that offers supplementary retirement benefits to its employees, through the Attílio Francisco Xavier Fontana Foundation. The pension benefit is generally defined

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

as the difference between (i) the retiree’s average monthly salary during the 12 months prior to the date of retirement, up to a limit of 80% of the employee’s last salary, and (ii) the value of the retirement pension paid by the Brazilian social security system. For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation. The Sadia’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of “Fundação Attilio Francisco Xavier Fontana”.

According to the Foundation’s bylaws, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

On September 30, 2009 the Foundation has 17,728 associates, of which 12,643 actives.

The contributions of the parent company, on September 30, 2009 amounted to R$1,492.

b)             Other employee benefits

The subsidiary Sadia has a human resources policy of offering the following benefits in addition to its private pension plan:

•                  Payment of the fine referring to the Government Severance Indemnity Fund when the employee retires;

•                  Payment of a tribute for time of service;

•                  Payment of an indemnity for discharge from professional duties; and

•                  Payment of an indemnity upon retirement.

These benefits are paid in one single payment at the time of retirement or termination of the employee and the amounts are calculated through an actuarial calculation and recorded in the results for the period.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

c)   Defined contribution plan

As from January 1, 2003, the subsidiary Sadia began to adopt new supplementary pension plans under the defined contribution modality managed by an open supplementary pension entity, for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the subsidiary is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6.0% of the employee’s remuneration, observing a contribution limit that is updated annually. As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month. The contributions made by the subsidiary at September 30, 2009 totaled R$1,983. As of September 30, 2009 this plan had 1,587 participants.

25.           OTHER OPERATING INCOME (EXPENSES)

	Parent Company		Consolidated
	09.30.09	09.30.08	09.30.09	09.30.08
Amortization of goodwill (1)	—	(56,623)	—	(105,654)
Other income (expenses) (2)	(43,056)	3,213	(77,859)	(17,082)
	(43,056)	(53,410)	(77,859)	(122,736)

(1)Refers to goodwill amortization from companies acquired (see note 12). From January 1, 2009, goodwill amortization was ceased and started to be evaluated annually for impairment.

(2) Amount of other expenses refers, substantially: i) idleness cost; ii) fixed assets write-off for obsolescence; iii) depreciation did not used in the process; iv) Bord Plan Remuneration; v) contingencies provision; e iv) insurance indemnity provision.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

26.    STATEMENT OF VALUE ADDED

	Parent Company		Consolidated
	09.30.09	09.30.08	09.30.09	09.30.08
1 — Revenues	6,891,033	1,135,874	11,785,182	9,159,284
Sales of goods and products	6,947,671	1,132,425	11,880,211	9,192,454
Other income	(43,818)	1,511	(78,248)	(26,520)
Allowance for doubtful accounts — (reversal/provision)	(12,820)	1,938	(16,781)	(6,650)
2 - Raw materials and services acquired from third parties	(5,017,885)	(939,342)	(8,308,235)	(6,459,963)
Costs of products and goods sold	(4,164,880)	(845,439)	(6,597,719)	(5,337,385)
Materials, energy, services of third parties and others	(838,014)	(118,985)	(1,731,009)	(1,136,824)
Losses of assets values	(14,991)	25,082	20,493	14,246
3 - GROSS VALUE ADDED (1-2)	1,873,148	196,532	3,476,947	2,699,321
4 - RETENTIONS (DEPRECIATION, AMORTIZATION AND DEPLETION)	(277,893)	(84,155)	(495,306)	(401,011)
5 - NET VALUE ADDED (3-4)	1,595,255	112,377	2,981,641	2,298,310
6 - RECEIVED FROM THIRD PARTIES	(141,623)	281,741	(176,508)	331,314
Results of equity investments	(75,816)	159,040	1,696	—
Financial income	(66,558)	120,999	(178,582)	330,985
Other operating income	751	1,702	378	329
7 - ADDED VALUE TO BE DISTRIBUTED (5+6)	1,453,632	394,118	2,805,133	2,629,624

8 - DISTRIBUTION OF VALUE ADDED:
Payroll	830,631	79,562	1,469,193	958,150
Salaries	686,264	62,166	1,214,699	780,142
Benefits	101,876	12,400	183,103	127,958
F.G.T.S	42,491	4,996	71,931	50,050
Taxes and contribution	869,971	9,198	1,644,782	968,041
Federal	448,003	(44,355)	1,015,442	502,199
State	418,793	52,832	623,229	461,069
Municipal	3,175	721	6,111	4,773
Capital Remuneration from third parties	(341,201)	211,155	(418,767)	628,606
Interests	(375,747)	208,835	(468,569)	577,568
Rents	34,546	2,320	49,802	51,038
Owned capital remuneration	94,231	94,203	109,925	74,827
Interest on shareholders’ equity	—	76,415	—	76,415
Retained earnings / Accrued loss	94,231	17,788	114,702	(1,901)
Non-controlling shareholders’ participation	—	—	(4,777)	313

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

27.    SUBSEQUENT EVENTS

x-x-x-x-x-x-x-x-x

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

06.01 – NOTES TO THE FINANCIAL STATEMENTS

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

As deliberated in the extraordinary general meeting on July 8, 2009:

BOARD OF DIRECTORS

Co-Chairman	Nildemar Secches
Co-Chairman	Luiz Fernando Furlan
Vice-Chairman	Francisco Ferreira Alexandre

Board Members	Carlos Alberto Cardoso Moreira
Manoel Cordeiro Silva Filho
João Vinicius Prianti
Décio da Silva
Rami Naum Goldfajn
Luís Carlos Fernandes Afonso
Walter Fontana Filho
Vicente Falconi Campos

FISCAL COUNCIL

Chairman and Financial Expert	Attílio Guaspari
Osvaldo Roberto Nieto
Jorge Kalache Filho

EXECUTIVE BOARD
Chief Executive Officer Director	José Antonio do Prado Fay
Business Development Director	Nelson Vas Hacklauer
Chief Financial Officer and Investor Relations Director	Leopoldo Viriato Saboya
Chief Operating Officer	Nilvo Mittanck
Agrobusiness Director	Luiz Adalberto Stábile Benicio
Perdix Business Director	Antonio Augusto de Toni
Human Resources Director	Giberto Antonio Orsato
Batavo Business Director	Wlademir Paravisi

Marcos Roberto Badollato

Controller

Renata Bandeira Gomes do Nascimento

Accountant - CRC 1SP 215231/O-3

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Management Report

3rd quarter 2009

Dear Shareholders,

BRF — Brasil Foods S.A., the result of an Association Agreement signed on May 19 2009 between Perdigão and Sadia, in the third quarter, successfully concluded the corporate stages of the process covering the merger of the shares of HFF’s shareholders on July 08 and those of the Sadia’s on August 18. These events took place concurrently with a public offer of R$ 5.3 billion in shares, the funds from which were allocated to adjusting the consolidated capital structure, more particularly with the purpose of reducing Sadia’s short-term debt.

BRF is emerging as a global leader in the food industry and one of the largest companies in the world in the context of its broad spectrum of products and brands. The company is the world’s largest exporter of poultry meat and one of the largest of meat products as well as being the biggest protein producer in the world by market value.

The Association, now in the phase of adjudication by the Administrative Council for Economic Defense (CADE), will be instrumental in reinforcing Brazil’s position as an agribusiness power, creating a global giant which will have both its scale and competitiveness based on a strong commitment to efficiency, innovation, modernity, governance and sustainability.

The third quarter results for 2009 consolidate the BRF Companies — Brasil Foods S.A. and Sadia S.A. (a wholly owned subsidiary) and their controlled companies. Sadia’s results were fully consolidated as from July 2009, in line with the Association Agreement and the General Shareholders’ Meetings held in July and August for sanctioning the merger of shares. Consequently, the accumulated earnings for the year contemplate third quarter data only for Sadia.

In the light of consolidated results for the third quarter, BRF reported R$ 6.2 billion in Gross Sales with a net income of R$ 211.4 million and EBITDA of R$ 291.1 million. Foreign exchange rate pressure associated with a slow recovery in the Company’s

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

principal international markets negatively impacted results and squeezed margins although this effect was partially offset by good domestic market performance.

(The variations mentioned in this report are comparisons  with the 3rd quarter 2009 compared with the 3rd quarter 2008, or for the accumulated period for the year 2009 compared with the same period in 2008. Sadia’s results have been consolidated as from July 2009. Hence, the accumulated results for the year contemplate Sadia’s third quarter results only. For this reason it is important to bear in mind that the variations do not contemplate the pro forma numbers of the consolidation with Sadia, excepted than when specified). The pro forma financial statements are to be found in attachments II, III and IV of this report).

Operating and Financial Indicators

3rd Quarter 2009

•

Gross sales totaled R$ 6.2 billion, 76.8% higher, due to the consolidation of Sadia’s results. Comparing pro forma results, gross sales for the quarter posted a 4% decrease in relation to the third quarter 2008, company performance being impacted by export business due to currency volatility and the slow recovery in demand in the principal importing markets.

•	Total commercialized sales volume of meats, dairy products and other processed items totaled 1.4 million tons, 59.7% higher but 6.8% lower on a pro forma basis.

•

The domestic market represented 58% of net sales, an increase of 84.6% in sales revenue and 50.4% in commercialized volumes. On a pro forma basis, there was a 1.5% increase and 3.4% decrease in sales and volume, respectively.

•

Exports accounted for 42% of net sales. Exports rose 61.4% in the quarter with sales volumes 81% higher. In pro forma terms, we recorded a decrease of 13.8% in export revenue and 12.6% in volume due to adverse international trading conditions.

•	Gross profits amounted to R$ 1.1 billion, a 60.6% improvement, and in pro forma terms, a decrease of 7.5%.

•	EBITDA reached R$ 291.1 million, a 5.9% increase but a 13.5% reduction on a pro forma basis.

•	The Company posted an accumulated net income of R$ 211.4 million against a negative result of R$ 52.4 million reported in the same quarter 2008. If the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

figures are consolidated on a pro forma basis, the net income of R$ 211 million for this quarter is comparable to the R$ 1.6 billion loss in the preceding year due to financial expenses incurred on derivative instruments in Sadia’s books.

•	Financial trading volume in the Company’s shares posted an average of US$57.8 million/day in the quarter, a 98.8% increase.

Breakdown of Net Sales - YTD 09

* Includes milks: UHT- long life, pasteurized and powdered milk

Results

R$ Million

HIGHLIGHTS	3Q09	3Q08	% Ch.		YTD 09	YTD 08	% Ch.

Gross Sales	6,167	3,487	77%		12,326	9,585	29%
Domestic Market	3,850	2,091	84%		7,655	5,826	31%
Exports	2,316	1,397	66%		4,671	3,759	24%
Net Sales	5,294	3,040	74%		10,600	8,335	27%
Gross Profit	1,102	686	61%		2,230	1,847	21%
Gross Margin	20.8%	22.6%	(180	)bps	21.0%	22.2%	(120	)bps
EBIT	58	171	(66)%		74	397	(81)%
Net Income	211	(52)	—		115	75	54%
Net Margin	4.0%	(1.7)%	570	bps	1.1%	0.9%	20	bps
Adjusted Net Income (1)	211	(52)	—		247	75	231%
Adjusted Net Margin	4.0%	(1.7)%	570	bps	2.3%	0.9%	140	bps
EBITDA	291	275	6%		541	695	(22)%
EBITDA Margin	5.5%	9.0%	(350	)bps	5.1%	8.3%	(320	)bps
Earnings per Share (2)	0.49	(0.25)	—		0.26	0.36	—

(1)	Adjusted Net Income — Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009.
(2)	Consolidated Result per Share (in R$), excluding treasury shares (2,421,696 in Sep 30, 2009)

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

EBITDA

R$ Million

Sectoral Performance

During the third quarter, market optimism as to a recovery in the global economy was reflected in the improvement in various economic indicators and in appreciating commodity prices (principally oil) and equity markets, illustrative of investor confidence in the future of the economy.

In Brazil, the economists’ prognostications for economic growth in 2009  and 2010 have been positive, suggesting that domestic conditions are solid and that the country is well placed for robust expansion in the level of activity next year.

Indeed, the data indicates a positive scenario for the upcoming months. While the average number of jobs created during the second quarter was 119 thousand/month based on Ministry for Labor and Employment statistics, between July and August the average was more than 200 thousand jobs/month. In addition, the Getúlio Vargas Foundation reported consumer confidence running at 113.6 points in October, surpassing May 2008 levels. Food price inflation, which in January had been 10.3%, eased in September, registering an accumulated improvement of 4.1%.

In short, domestic economic conditions are favoring expansion in demand for consumer goods with a corresponding benign multiplier effect on the real economy as a whole.

Exports — Physical exports of chicken meat in the third quarter were off by 5.6% compared with the second quarter 2009, while overseas pork and beef sales were down by 3.4% and 6.7%, respectively. However, falling volumes were offset by an improvement in export prices with chicken meat rising by 9.7%, pork 1.8% and beef by 9.8%. Between January and September, export volumes of chicken meat were off by 4% against the same period in 2008 while beef was down 14.7%. On the other

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information September 30, 2009		CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 — COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

hand, physical shipments of pork increased 5.8% on the same comparative basis, driven by Russian demand.

Domestic consumption — Unemployment rates in the metropolitan regions that went as high as 9% in March 2009, according to the government statistics office - IBGE, in September had improved to 7.7%. However, this number should not be seen in isolation, since after months of decline, the industrial sector has begun to hire again, an indication that the expansion in the economy is filtering down to all sectors. Not only has employment improved but household incomes also posted a 1.9% year on year improvement.

Raw Materials — Between July and September, average domestic corn prices recorded a decline of 11.7% compared with the immediately preceding quarter, while soybeans fell 5% and soybean meal dropped by 3.2%. Lower average grain prices reflect the results of a good domestic crop, continuing high corn inventory, a foreign exchange rate unfavorable to exports and plentiful supplies, principally in the USA.

Outlook — World macroeconomic indicators show three groups of economies: those that have already gone into a growth mode since the second quarter, such as Brazil, China and India; those that are beginning to grow again, such as the USA; and the third group of countries where industry is showing stable production levels, but no growth — the cases of Europe, Japan and Russia. Of the three groups, only a few are still in recession, signaling that the economic crisis is likely to be restricted to 2009 without contaminating performance in 2010.

Investments and Projects

In order to facilitate a better understanding, we have consolidated the pro forma information for investments in BRF and Sadia since January 1 2009. In this context, total investment in capital expenditures was R$ 665.5 million during the year. A further R$ 274 million was allocated to replenish poultry/hog breeder stock.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Investments

Capex Pro forma YTD 2009: R$ 665.5 million

Note: the investments made in Rio Verde (GO) are included in the item Productivity/Improvements and were covered by insurance

Operating Performance

Production

Growth of the principal items for the business reflects the consolidation of Sadia’s results. As already informed during the first quarter, we downsized our inventory in the light of destocking by importers at the end of 2008, reducing the volume of meat destined for the export markets by 20%.

PRODUCTION	3Q09	3Q08	CH. %	YTD 09	YTD 08	CH. %

Poultry Slaughter (million heads)	420	222	89%	793	646	23%
Hog/ Cattle Slaughter (thousand heads)	2,680	1,243	116%	5,149	3,564	44%
Production (thousand tons)
Meats	1,006	532	89%	1,915	1,532	25%
Dairy Products	279	312	(10)%	777	926	(16)%
Other Processed Products	91	24	275%	144	71	102%
Feed and Premix (thousand tons)	2,635	1,353	95%	4,999	3,983	26%

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Domestic Market

The domestic market continued to reflect the pressure generated by the diversion of commodity-type products from the export market due to the unsettled overseas scenario. Demand for processed products remained concentrated on lower priced items. The prevailing rhythm in demand for consumer durables continued to inhibit a more robust growth for non-durables such as food in the Brazilian market.

Sales Domestic Market

	Thousand Tons			R$ Million
DOMESTIC MARKET	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	444	204	118	2,467	1,080	128
In Natura	94	46	107	437	196	123
Poultry	59	35	68	258	142	81
Pork/Beef	35	10	240	179	53	237
Elaborated/Processed (meats)	349	158	121	2,030	885	129
Dairy Products	268	314	(15)	716	738	(3)
Milk	216	250	(14)	470	444	6
Dairy Products/Juice/Others	53	64	(18)	246	294	(16)
Other Processed	101	26	282	506	155	226
Soybean Products/ Others	90	56	60	161	117	37
Total	903	601	50	3,850	2,091	84

Processed	503	248	102	2,782	1,333	109
% Total Sales	56	41		72	64

DOMESTIC MARKET	YTD 09	YTD 08	% Ch.	YTD 09	YTD 08	% Ch.

Meats	807	597	35	4,453	2,957	51
In Natura	165	129	29	748	517	45
Poultry	116	97	19	487	370	32
Pork/Beef	50	31	58	262	147	78
Elaborated/Processed (meats)	642	469	37	3,705	2,440	52
Dairy Products	760	837	(9)	2,003	2,092	(4)
Milk	603	654	(8)	1,296	1,265	2
Dairy Products/Juice/Others	156	183	(14)	707	826	(14)
Other Processed	155	78	97	819	449	82
Soybean Products/ Others	201	165	21	380	328	16
Total	1,922	1,678	15	7,655	5,826	31

Processed	953	730	30	5,231	3,715	41
% Total Sales	50	44		68	64

Meats — Sales revenue increased 128.4% corresponding to 117.9% higher volume while average prices rose 7.3%, partially offsetting higher average costs when compared with the same quarter in 2008. On the basis of pro forma data, growth in sales revenue rose 4.5% and in volumes, by 4.6%, with an improved performance in higher value-added items which recorded growth of 6.0% and 6.3% in the third quarter’s sales revenue and volume, respectively.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Dairy Products — Dairy product volume was off by 14.6% with sales revenue down by 3% and average prices 13% higher, translating into improved returns for this segment when compared with the same quarter in 2008.

Other processed products — Other processed products posted sales revenue and volume, respectively 226% and 282% higher and contemplating: pastas, pizzas, margarines, snacks, frozen vegetables, cheese bread, among others.

Market Share - %

In Volumes

Source: AC Nielsen — YTD 2009

Principal Domestic Brands:

Joint Venture with Unillever

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Distribution Channels

In Sales Revenue

Exports

Export revenue reached R$2.3 billion, a growth of 65.8% compared with the same quarter last year. On the basis of pro forma data, exports reported an 18.8% year on year decline in revenues. The appreciation of the Real against the US dollar again had a negative impact on export revenue when translated into Brazilian Reais, with a consequent squeeze on margins.  During the year, average prices in FOB - Free on Board US dollars fell by about 19%, while the appreciation in the exchange rate in the same period was approximately 24%, reflected in a significant decrease of sales revenue in Reais. These factors, together with a fall in volumes of about 8% on a pro forma comparative basis, undermined performance in this market.

Another factor contributing to adverse export performance was market disorganization due to the posture adopted by the competition with the over-supply of commodity type products. This was reflected in market instability and in turn high inventory and declining prices in some markets and difficulties in lifting prices in others.

Meats — The Company reported meat volumes and sales respectively 79.1% and 65.5% higher. Average prices in Reais were 9.6% lower due to the currency translation effect while average costs were significantly up feeding through to narrower margins on export business as a whole. From the pro forma data standpoint, there was a 17% decrease in sales revenue and 12% in volumes during the quarter due to a slow recovery in demand in each region of operations — again reflecting the destabilizing effect of the financial crisis.

Dairy products — Shipped volume of dairy products continued at low levels, during the quarter, down by 86% and 91% in sales revenue. Weaker international demand

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

and high inventory in other producing regions together with the currency translation effect depressed average prices by 38%, provoking the need to revise business volume to this market or diversion of product to the domestic market.

Export Markets

	Thousand Tons			R$ Million
EXPORTS	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	538	300	79	2,257	1,364	65
In Natura	471	249	89	1,869	1,086	72
Poultry	396	211	88	1,520	855	78
Pork/Beef	75	38	99	350	232	51
Elaborated/Processed (meats)	66	51	29	387	277	40
Dairy Products	1	4	(86)	3	31	(91)
Milk	0	3	(89)	2	27	(93)
Dairy Products/Juice/Others	0	1	(71)	1	4	(77)
Other Processed	4	0	918	18	2	812
Soybean Products/ Others	9		—	39		—
Total	551	305	81	2,316	1,397	66

Processed	71	52	35	406	283	43
% Total Sales	13	17		18	20

EXPORTS	YTD 09	YTD 08	% Ch.	YTD 09	YTD 08	% Ch.

Meats	1,099	855	29	4,598	3,674	25
In Natura	951	710	34	3,726	2,859	30
Poultry	797	604	32	2,998	2,276	32
Pork/Beef	154	106	45	728	583	25
Elaborated/Processed (meats)	148	144	3	872	815	7
Dairy Products	3	11	(73)	15	81	(81)
Milk	2	8	(76)	10	62	(84)
Dairy Products/Juice/Others	1	3	(64)	5	18	(72)
Other Processed	5	1	313	19	5	308
Soybean Products/ Others	9	—	—	39	—	—
Total	1,115	867	29	4,671	3,759	24

Processed	154	148	4	896	838	7
% Total Sales	14	17		19	22

The Company reported the following performance in its leading markets during the quarter:

•                  Europe — European meat demand continued to stagnate, notably with respect to processed products and turkey meat due to the economic crisis and high inventory driven by local production.

•                  Middle East — This market continues to reflect significant recovery both in terms of volume as well as average prices.

•                  Far East —The markets of China and Hong Kong moved satisfactory volumes of product, albeit with pork prices at very low levels due to excess supply in a

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

business environment where Chinese producers were carrying high inventories, this having a knock-on impact on chicken meat prices, especially in the Singapore market.

•                  Eurasia — This market remains lackluster principally due to pork sales to the Russian market given the adverse trading climate triggered by global market adversity.

•                  Africa, Americas and Other Countries —  Increased business in this market was supported principally by demand from South Africa, Angola and Venezuela.

Exports by Region

(% net sales revenue)

Net Sales — Net sales in the quarter were R$ 5.3 billion, 74.1% higher and reflecting the consolidation of Sadia’s results and indicative of growth at each company despite weaker export performance.

Representing 58% of net sales, the domestic market reported sales of R$ 3.1 billion. Meanwhile, the overseas market recorded a relative share 42% of total sales revenue, with R$ 2.2 billion, 61.4% higher for exports reported in the quarter. For the year to date, net sales reached R$ 10.6 billion — 27.2% higher than the preceding year, representing a 5.6% and 1% decrease, respectively when compared to consolidated pro forma data in the quarter and year to date.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Breakdown of Net Sales (%)

Cost of Sales — The increase in the cost of sales of 78.1% in the quarter, 400 basis points more than the growth in sales revenues, contributed to the reduction in margins compared to the same quarter in 2008. The cost of sales totaled R$ 4.2 billion in the quarter, corresponding to 79.2% of net operating revenue against 77.4% in the same quarter 2008. For the accumulated nine months the cost of sales was R$ 8.4 billion, an increase of 29% against one of 27% for sales revenue.

The increase in quarterly and nine-month costs particularly reflects the fixed structure of the production chain. The situation was aggravated by exports failing to meet forecast as well as foreign exchange rate pressures during the period. Despite this however, during the quarter there was an approximately 15% decline in the cost of corn in the quarter, one of the Company’s principal raw materials. Increases in the following items also impacted the cost of sales: an adjustment of 20% in production for export in the first quarter; spare capacity in the production chain due to new industrial plants at a pre-operational phase; diversion of some production from the Rio Verde plant in the state of Goiás to other units due to the fire which partially affected operations at the industrial complex.

Gross Profit and Gross Margin — In the light of the negative results for the Company’s business in export markets — principally a reflection of currency scenario - and the lethargic rate of recovery in markets, gross profit totaled R$ 1,102.2 million in the quarter and R$ 2,230.1 million in the first nine months of the year, 60.6% and 20.7% greater when taking into account Sadia’s results. The Company recorded a gross margin of 20.8% against 22.6% in the same quarter of 2008 and 21.0% for the accumulated nine-month period compared with 22.2% for the preceding fiscal year.

Operating Expenses — The fixed structure of the production chain also reflected in operational expenses, which rose 102.8% in the quarter, and by 48.7% for the year

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

to date, these increases also outpacing those posted for net sales during the period. The main driving commercial expenses in addition to fixed costs were increases in distribution, freight, warehousing and investments in marketing campaigns. Administrative expenses represent the accumulation of the structures of the two companies which are to be maintained independent of one another.

Operating Income and Margin — Operating income before financial expenses was R$ 58,3 million, equivalent to a 1.1% operating margin as opposed to 0.4% in the second quarter. However, this result was below forecasts due to the impact of the economic crisis and the appreciation of the Real in relation to the US dollar on exports. Results were also below expectation due to lower sales volumes to some markets as well as the increase in product costs and commercial expenses as already commented.

Financial Results — Net debt increased 51% in relation to September 30 2008 with the consolidation of Sadia’s financial statements. In the quarter, the Company raised additional funding through a public offer of shares totaling R$ 5.3 billion, approximately R$2,2 billion of the amount was allocated to Sadia to reduce short-term bank debt.

With the appreciation of the Real against the US dollar, net financial revenue in the quarter posted R$ 223 million against R$ 244 million of expenses reported for the same quarter in 2008 when the currency situation was the opposite of the one now prevailing.  Consolidated currency exposure was US$ 1.2 billion.

Debt

	ON 09/30/09			ON 09/30/08
DEBT - R$ Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1.740	2.387	4.127	880	369
Foreing Currency	1.145	3.737	4.882	3.172	54
Gross Debt	2.885	6.124	9.009	4.052	122
Cash Investments
Local Currency	2.870	303	3.173	508	524
Foreing Currency	1.255	38	1.293	526	146
Total Cash Investments	4.125	341	4.466	1.034	332
Net Accounting Debt	(1.239)	5.783	4.543	3.017	51

Exchange Rate Exposure - US$ Million			(1.172)	(687)	71

Other Operating Results — relates to the cost of idle capacity, asset impairment, depreciation of unused plant, property and equipment and payment of insurance claims.

Income Tax and Social Contribution — for the accumulated period following the

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

incorporation of Perdigão Agroindustrial S.A. on February 28 2009, a total of R$ 132 million of existing tax losses carried forward and the negative base for calculation of the social contribution of this company were recognized by the Company. As a result, the income tax and social contribution item reported a negative R$ 170.9 million against a positive R$ 63.9 million for the first nine months of 2008. The positive financial results also contributed to the increased appropriation of this tax.

Net Income and Net Margin — Consolidated net income totaled R$ 211.4 million in the quarter against a loss of R$ 52.4 million. Although the operating results reflected the impacts of the adverse international market, net income benefited from financial income in the quarter due to the impact of the Real’s appreciation against the US dollar on our currency position.  In relation to pro forma data, the negative amount reported in the same quarter last year reflects the financial loss on derivative instruments held by Sadia. If the fiscal loss arising from the incorporation of Perdigão Agroindustrial is excluded, this accumulated net income would be R$ 247 million for the accumulated nine months against R$ 75 million in the preceding year.

EBITDA - The operating performance as indicated by EBITDA (operating income before financial expenses, taxes and depreciation) was R$ 291.1 million, 5.9% higher in the quarter, resulting in an EBITDA margin of 5.5%. The accumulated nine-month period reflects in particular the pressure on margins due to the negative performance of exports, EBITDA reporting R$ 541.4 million against R$ 694.5 million for the accumulated period in 2008. In pro forma terms, the quarter recorded a decline of 13.5% in EBITDA while the nine-month period represented a 34.5% decrease due to the slow recovery in exports and the currency volatility impacting the margins on sales to this market.

Breakdown of EBITDA

EBITDA - R$ Million	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.
Net Income	211	(52)	—	115	75	54
Non Controlling Shareholders	(5)	0	—	(5)	0	—
Employees / Management Profit Sharing	7	9	(24)	7	17	(58)
Income Tax and Social Contribution	25	(85)	—	171	(64)	—
Non Operating Results	(1)	6	—	22	19	13
Net Financial	(223)	244	—	(290)	246	—
Equity Accounting and Other Operating Result	16	—	—	26	—	—
Depreciation, Amortization and Depletion	260	153	69	495	401	23
= EBITDA	291	275	6	541	695	(23)

Shareholders’ Equity — Shareholders’ Equity was R$ 13.2 billion against R$ 4.1 billion on December 31 2008, a 220.4% increase following the public offer and the merger of shares already finalized.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Stock Market

The average daily trading volume traded on the BM&FBovespa and the New York Stock Exchange - NYSE was US$57.8 million in the quarter, 98.8% higher and driven by investor interest in the Company, together with the additional liquidity injected following the public offer and the merger of shares. For the accumulated nine-month period, average daily liquidity was US$ 28.0 million, a 27.4% improvement.

Performance

	3Q09	3Q08	YTD 09	YTD 08

Share price - R$*	47.20	36.40	47.20	36.40
Traded Shares (Volume) - Millions	119.3	54.7	219.0	163.6
Performance	25.9%	(15.8)%	58.7%	(17.8)%
Bovespa Index	19.5%	(23.8)%	63.8%	(22.5)%
IGC (Brazil Corp. Gov. Index)	22.6%	(25.8)%	63.9%	(30.5)%
ISE (Corp. Sustainability Index)	21.4%	(18.4)%	48.9%	(17.5)%

Share price - US$*	53.25	39.14	53.25	39.14
Traded Shares (Volume) - Millions	21.8	12.3	44.4	31.2
Performance	39.5%	(28.2)%	101.9%	(20.5)%
Dow Jones Index	15.0%	(4.4)%	10.7%	(18.2)%

* Closing Price

The Company’s shares and ADRs is compared to the immediately preceding quarter or to the performance of the nine months compared to the end of the preceding year, outperforming the main BM&FBovespa and Dow Jones stock indices in the quarter, even when the flow of new shares from the operations is included. Sadia’s shares ceased to be traded as of September 21 following the incorporation of the company’s shareholders. If the information for the two companies is consolidated, we accounted for 79.3% of the sector’s transactions on the BM&FBovespa in the quarter as well all the operations involving ADRs for the industry on the NYSE.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Social Balance

BRF employed more than one hundred thousand at the production and commercial units and in the corporate divisions.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Added Value

Added Value Distribution	YTD 09	YTD 08

Human Resources	1,469	958
Taxes	1,645	968
Interest	(419)	629
Interest on Shareholders Equity	0	76
Retention	115	(2)
Non Controlling Shareholders	(5)	0
Total	2,805	2,630

Corporate Governance

Following our listing on BM&FBovespa’s Novo Mercado, the high standards of corporate governance adopted have been instrumental in the growth of our businesses with the creation of shareholder value and returns. These are practices which are an integral part of the Company’s policy of sustainability and permeate the conduct of operations structured as a necessary part of the agreement with Sadia, the shareholders of the two companies benefiting from the synergies and the overall upside of the operation.

Structured Corporate Operations

Corporate Operations	Date	R$ million	Shares
Initial Social Capital	06.30.09	3,445	206,958,103
Merger of HFF shares - 1 to 0.166247 shares	07.08.09	1,483	37,637,557
Public Offering	07.21.09	4,600	115,000,000
Merger of Sadia Shares - 1 to 0.132998 shares	08.18.09	2,335	59,390,963
Public Offering - green shoe	08.20.09	690	17,250,000
Subscribed Social Capital	09.30.09	12,553	436,236,623

CADE - The Association Agreement has been submitted for the examination of the Brazilian anti-trust authorities (the Administrative Council for Economic Defense — CADE, Economic Law Department — SDE and the Economic Monitoring Secretariat — SEAE). During the period in which the Association is being examined by the anti-trust authorities, we and Sadia may be subject to certain specific

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

commitments required by these authorities and designed to maintain the status quo in market conditions.

Difuse Control — Equal Rights

As of September 30 2009

Capital Stock — R$ 12.6 billion

Nr. of Shares — 436,236,623

Risk Management - BRF and its subsidiaries adopt management practices for minimizing the impact of the risks in its chosen markets, sanitary controls, grains, nutritional safety, environmental protection, internal controls and financial risks, the details of which can be found in explanatory note 20 of the Financial Statements.

Novo Mercado (New Market)— BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into the bylaws and regulations.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the year. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Outlook

The new company will provide the foundations for strengthening the penetration of Brazilian industry in the competitive international food market. BRF — Brasil Foods, the result of the association between Sadia and Perdigão, will become the tenth largest company in the world in the sector. It is already the largest global protein company with a market value of US$ 11.4 billion.

BRF is the fourth largest Brazilian exporter, a leader in the international commerce of animal protein and ranked first worldwide in poultry exports. The Company will gain scale and resources for expanding its business overseas. The products of Perdigão and Sadia already sell to more than 110 countries on various continents, in various regions being among domestic market leaders in sales, qualifying BRF as a global company - still an unusual situation among Brazilian brands.

Since the announcement of the operation, the process of association between Perdigão and Sadia has been progressing in line with the parameters established by the Transaction Reversibility Preservation Agreement — APRO signed with CADE. While maintaining the separation of the operations, the Best Practices Committees, the Executive Committee and the working parties from the two companies with the support of the consultancy company Mckinsey, are working on a project for an integration plan and the identification of synergies to be captured to be implemented following CADE’s ruling on the Association. The process will have no impact on the relationship with the companies various stakeholders. However, the final consumer will benefit from a reduction in costs through the capture of synergies and scale gains

BRF will continue to invest in solutions for putting healthy and practical products on the table of consumers, also increasing the penetration of its portfolio among C and D economic groups, as well as to the food service and retail chains through greater efficiencies in distribution.

The dynamism which the association will bring to the businesses will create new horizons for all our stakeholders, driving the national economy and development and generating new opportunities for supporting world supply and demand, one of the critical themes of this century.

We underscore our commitment to aggregate real value to the businesses. We would particularly emphasize that despite the negative short-term impact on margins, the unsettled conditions experienced by our industry will over the long run strengthen our

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

ability to overcome adversity and to seek new opportunities that will position BRF as a company with unequaled competitive leverage.

São Paulo, November 2009

Luiz Fernando Furlan and Nildemar Secches Co-Chairman of the Board of Director	José Antônio do Prado Fay Chief Executive Officer

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Attachment I

BRF - Brasil Foods S.A.

PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

(R$ Million)

BALANCE SHEET	09.30.2009	12.31.2008

ASSETS	25,518	11,220
CURRENT ASSETS	11,048	5,985
NONCURRENT ASSETS	14,470	5,234
Long Term Assets	2,191	597
Investments	3,458	1
Property, Plant and Equipment	6,989	2,918
Intangible	1,617	1,546
Deferred Charges	216	172
LIABILITIES AND SHAREHOLDERS’ EQUITY	25,518	11,220
CURRENT LIABILITIES	5,569	3,081
LONG TERM LIABILITIES	6,773	4,027
NON CONTROLLING SHAREHOLDERS	4	1
SHAREHOLDERS’ EQUITY	13,172	4,111
Capital Stock Restated	12,465	3,445
Reserves	664	704
Acumulated Results	43	(38)

INCOME STATEMENT	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.

GROSS SALES	6,167	3,487	77%	12,326	9,585	29%
Domestic Sales	3,850	2,091	84%	7,655	5,826	31%
Exports	2,316	1,397	66%	4,671	3,759	24%
Sales Deductions	(873)	(447)	95%	(1,727)	(1,251)	38%
NET SALES	5,294	3,040	74%	10,600	8,335	27%
Cost of Sales	(4,191)	(2,354)	78%	(8,370)	(6,487)	29%
GROSS PROFIT	1,102	686	61%	2,230	1,847	21%
Operating Expenses	(1,044)	(515)	103%	(2,156)	(1,450)	49%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	58	171	(66)%	74	397	(81)%
Financial Expenses, net	223	(244)	—	290	(246)	—
Other Operating Results	(43)	(56)	(24)%	(76)	(123)	(38)%
INCOME BEFORE FINANCIAL EXP. AND OTHER RESULTS	238	(128)	—	288	28	935%
Income Tax and Social Contribution	(25)	85	—	(171)	64	—
Employees / Management Profit Sharing	(7)	(9)	(24)%	(7)	(17)	(58)%
Non Controlling Shareholders	5	0	—	5	0	—
NET INCOME	211	(52)	—	115	75	54%
EBITDA	291	275	6%	541	695	(22)%

Sadia’s results are incorporated as from July 2009. Thus, the accumulated results for the year take into account Sadia’s third quarter results only.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Attachment II

PRO FORMA	3Q09	3Q08	% Ch.	YTD 09	YTD 08	% Ch.

Gross Sales	6,167	6,415	(4)	18,163	18,042	1
Domestic Market	3,850	3,787	2	11,097	10,416	7
Exports	2,316	2,628	(12)	7,066	7,625	(7)
Sales Deduction	(873)	(809)	8	(2,533)	(2,259)	12
Net Sales	5,294	5,606	(6)	15,630	15,783	(1)
Cost of Sales	(4,191)	(4,414)	(5)	(12,306)	(12,141)	1
Gross Profit	1,102	1,192	(8)	3,325	3,642	(9)
Operating Expenses	(1,044)	(1,042)	0	(3,185)	(2,925)	9
Income Before Financial Results (EBIT)	58	150	(61)	140	717	(80)
Financial Expenses, Net	223	(2,073)	—	636	(1,978)	—
Other Operating Results	(43)	(79)	(46)	(82)	(177)	(54)
Income after Financial Expenses and Other	238	(2,002)	—	695	(1,439)	(148)
Income Tax and Social Contribution	(25)	360	—	(473)	352	—
Employees’/Manangement Profit Sharing	(7)	10	—	(13)	(17)	(20)
Non Controlling Shareholders	5	(1)	—	13	(1)	—
Net Income	211	(1,633)	—	222	(1,104)	—
Net Margin	4.0%	(29.1)%	—	1.4%	(7.0)%	—
Adjusted Net Income	211	(1,633)	—	354	(1,104)	—
Adjusted Net Margin	4.0%	(29.1)%	—	2.3%	(7.0)%	—
EBITDA	291	336	(14)	852	1,300	(34)
EBITDA Margin	5.5%	6.0%		5.5%	8.2%

For comparative purposes only, we show pro forma results in attachments II, III and IV consolidating the full data of Sadia S.A. as if the merger of shares had taken place on January 1, 2008. The 2008 results of Sadia were adequated to Law 11.638.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Attachment III

PRO FORMA

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	444	424	5	2,467	2,361	5
In Natura	94	96	(1)	437	446	(2)
Poultry	59	63	(6)	258	274	(6)
Pork/Beef	35	33	7	179	172	4
Elaborated/Processed (meats)	349	328	6	2,030	1,915	6
Dairy Products	268	314	(15)	716	738	(3)
Milk	216	250	(14)	470	444	6
Dairy Products/Juice/Others	53	64	(18)	246	294	(16)
Other Processed	101	92	10	506	482	5
Soybean Products/ Others	90	105	(14)	161	206	(22)
Total	903	935	(3)	3,850	3,786	2

Processed	503	484	4	2,782	2,691	3
% Total Sales	56	52		72	71

	THOUSAND TONS			R$ MILLION
EXPORTS	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	538	613	(12)	2,257	2,727	(17)
In Natura	471	537	(12)	1,869	2,319	(19)
Poultry	396	467	(15)	1,520	1,894	(20)
Pork/Beef	75	69	9	350	425	(18)
Elaborated/Processed (meats)	66	76	(13)	387	408	(5)
Dairy Products	1	4	(86)	3	31	(91)
Milk	0	3	(89)	2	27	(93)
Dairy Products/Juice/Others	0	1	(71)	1	4	(77)
Other Processed	4	8	(47)	18	29	(40)
Soybean Products/ Others	9	5	59	39	63	(38)
Total	551	630	(13)	2,316	2,851	(19)

Processed	71	85	(17)	406	441	(8)
% Total Sales	13	14		18	15

	THOUSAND TONS			R$ MILLION
TOTAL	3Q09	3Q08	% Ch.	3Q09	3Q08	% Ch.

Meats	981	1,037	(5)	4,724	5,088	(7)
In Natura	566	632	(10)	2,306	2,765	(17)
Poultry	455	530	(14)	1,778	2,167	(18)
Pork/Beef	111	102	9	528	598	(12)
Elaborated/Processed (meats)	415	405	3	2,418	2,323	4
Dairy Products	269	318	(16)	719	769	(7)
Milk	216	254	(15)	472	472	0
Dairy Products/Juice/Others	53	65	(18)	247	298	(17)
Other Processed	105	100	5	524	512	2
Soybean Products/ Others	99	110	(10)	200	269	(25)
Total	1,454	1,566	(7)	6,167	6,638	(7)

Processed	574	570	1	3,188	3,132	2
% Total Sales	39	36		52	47

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Attachment IV

PRO FORMA

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %

Meats	1,274	1,223	4	7,130	6,356	12
In Natura	272	269	1	1,237	1,168	6
Poultry	180	178	1	766	719	7
Pork/Beef	91	91	1	471	449	5
Elaborated/Processed (meats)	1,003	955	5	5,893	5,188	14
Dairy Products	760	837	(9)	2,003	2,092	(4)
Milk	603	654	(8)	1,296	1,265	2
Dairy Products/Juice/Others	156	183	(14)	707	826	(14)
Other Processed	285	266	7	1,439	1,317	9
Soybean Products/ Others	281	324	(13)	525	652	(19)
Total	2,600	2,650	(2)	11,097	10,416	7

Processed	1,444	1,403	3	8,039	7,331	10
% Total Sales	56	53		72	70

	THOUSAND TONS			R$ MILLION
EXPORTS	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %

Meats	1,623	1,753	(7)	6,925	7,478	(7)
In Natura	1,431	1,532	(7)	5,779	6,296	(8)
Poultry	1,214	1,325	(8)	4,696	5,142	(9)
Pork/Beef	217	207	5	1,084	1,153	(6)
Elaborated/Processed (meats)	192	221	(13)	1,145	1,183	(3)
Dairy Products	3	11	(73)	15	81	(81)
Milk	2	8	(76)	10	62	(84)
Dairy Products/Juice/Others	1	3	(64)	5	18	(72)
Other Processed	13	16	(21)	56	56	(1)
Soybean Products/ Others	9	9	(4)	71	226	(69)
Total	1,648	1,789	(8)	7,066	7,841	(10)

Processed	206	240	(14)	1,206	1,257	(4)
% Total Sales	12	13		17	16

	THOUSAND TONS			R$ MILLION
TOTAL	YTD 09	YTD 08	CH. %	YTD 09	YTD 08	CH. %

Meats	2,898	2,976	(3)	14,054	13,834	2
In Natura	1,703	1,800	(5)	7,016	7,464	(6)
Poultry	1,394	1,502	(7)	5,462	5,861	(7)
Pork/Beef	308	298	4	1,554	1,602	(3)
Elaborated/Processed (meats)	1,195	1,176	2	7,038	6,370	10
Dairy Products	762	847	(10)	2,018	2,172	(7)
Milk	605	661	(9)	1,306	1,328	(2)
Dairy Products/Juice/Others	157	186	(15)	712	845	(16)
Other Processed	298	282	5	1,495	1,373	9
Soybean Products/ Others	290	334	(13)	596	878	(32)
Total	4,248	4,439	(4)	18,163	18,257	(1)

Processed	1,650	1,644	0	9,245	8,588	8
% Total Sales	39	37		51	47

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

07.01 – COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

Independent accountant’s review report

(a free translation from the original in Portuguese)

To the Board of Directors and Shareholders of

BRF - Brasil Foods S.A. (formely known as Perdigão S.A.)

São Paulo - SP

1.

We have reviewed the quarterly financial information of BRF - Brasil Foods S.A. (formely known as Perdigão S.A.) (the “Company”) and the consolidated quarterly financial information of the Company and its subsidiaries for the quarter ended September 30, 2009, consisting of the balance sheet, the statements of income, changes in shareholders’ equity, cash flows and added value, the explanatory notes and the management report, which are the responsibility of its management.

2.

Our review was conducted in accordance with the standards set forth by IBRACON - The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council - CFC and consisted mainly of the following: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly financial information; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.

Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to above, for them to be in conformity with accounting principles generally accepted in Brazil and the rules issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the quarterly financial information, including CVM Instruction 469/08.

4.

As mentioned in note 2, the accounting practices adopted in Brazil changed during 2008 and the effects of the first time adoption were only recorded by the Company and its subsidiaries during the fourth quarter of 2008 and incorporated into in the annual financial statements as of December 31, 2008. The statements of income, changes in shareholders’ equity, cash flows and added value, for the quarter ended September 30, 2008, presented in conjunction with the current quarterly information, are not being restated for comparison purposes, as permitted by Circular Notice /CVM/SNC/SEP 02/2009.

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION — CVM
ITR — Quarterly Information	September 30, 2009	CORPORATE LAW
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

21.01 – INDEPENDENT AUDITOR’S REVIEW REPORT - UNQUALIFIED

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS’ REGISTER

01629-2	BRF-BRASIL FOODS S.A. (OLD PERDIGÃO S.A.)	01.838.723/0001-27

5.

As discussed in note 1b, on June 8, 2009, the Company acquired the control of Sadia S.A. This transaction is under analysis of the Administrative Counsel for Economic Defense - CADE and involved the execution of an Agreement for the Reversibility and Preservationof the Operations , ensuring the reversibility of the transaction until the implementation of the final decision by CADE.

6.

As discussed in note 1b, as of September 30, 2009, the Company recorded R$ 3,455 million of goodwill resulting from the acquisition of Sadia S.A. This amount was determined by management based on the best estimates available at that date. The Company’s management is in the process of the determination and respective allocation of the aforementioned goodwill.

November 12, 2009

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original in Portuguese signed by
José Luiz Ribeiro de Carvalho	Charles Krieck
Accountant CRC 1SP141128/O-2	Accountant CRC 1SP212272/O-2